AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 15, 1999
                                                        REGISTRATION NO. 33- [ ]
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-2
                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933


                        INNOVATIVE HEALTH PRODUCTS, INC.
         ---------------------------------------------------------------
        (Exact name of small business issuer as specified in its charter)


                              6950 BRYAN DAIRY ROAD
                                 LARGO, FL 33777
                                 (727) 544-8866
                  --------------------------------------------
                   (Address, including zip code, and telephone
                  number, including area code, of Registrant's
                          principal executive offices)

         FLORIDA                              5961                           592 600 232
-------------------------------     ---------------------------          -------------------
(State or other jurisdiction of    (Primary standard industrial           (I.R.S. Employer
incorporation or organization)     classification code number)           Identification No.)

                          Kotha S. Sekharam, President
                              6950 Bryan Dairy Road
                                 Largo, FL 33777
                                 (727) 544-8866
 ----------------------------------------------------------------------------
 (Name and address, including zip code, and telephone number, including area code, of agent for service)

                              -----------------------

                                   Copies to:

                             Gregory Sichenzia, Esq.
                         SICHENZIA, ROSS & FRIEDMAN LLP
                        135 West 50th Street, 20th Floor
                            New York, New York 10020
                                 (212) 664-1200

 APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER
                 THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [X]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                           --------------------------

                         CALCULATION OF REGISTRATION FEE

============================================================================================
                                                    PROPOSED      PROPOSED
                                                    MAXIMUM       MAXIMUM
                                     AMOUNT TO      OFFERING      AGGREGATE    AMOUNT OF
TITLE OF EACH CLASS OF                  BE          PRICE PER     OFFERING     REGISTRATION
SECURITIES TO BE REGISTERED         REGISTERED     SECURITY(1)    PRICE(1)        FEE
---------------------------------------------------------------------------------------
Common Stock, $.001 par value(2)     1,150,000         $7.00      $8,050,000        $2,238
Underwriter's Warrants(3)              100,000        $0.001            $100            (4)
Common Stock, $.001 par value(5)       100,000         $8.40        $840,000          $234
TOTAL                                                             $8,890,100        $2,472
============================================================================================

(1)  Estimated solely for the purpose of determining the registration fee.

(2) Includes 150,000 shares of common stock, $.001 par value per share, subject to sale upon exercise of the Underwriter's over-allotment option.

(3) The Underwriter's Warrant is for the purchase of common stock, $.001 par value per share.

(4)  No fee pursuant to Rule 457(g).

(5) Represents shares of common stock, $.001 par value per share, issuable to the underwriter upon exercise of the underwriter's warrants.

                           --------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may change. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 Subject to Completion, Dated December 15, 1999

                    [INNOVATIVE HEALTH PRODUCTS, INC. LOGO]

                        1,000,000 SHARES OF COMMON STOCK

     INNOVATIVE HEALTH PRODUCTS, INC.:                      THE OFFERING:
     o We create, manufacture, develop, package             o This is the initial public offering of
       and distribute proprietary and private                 Innovative Health Products, Inc. There
       label nutritional supplements and health               has been no public market for our common
       and beauty care products. Our                          stock prior to this offering.
       distribution channels included health food,
       drug, convenience and mass market                    o We are offering 1,000,000 shares of our
       stores, as well as direct marketing and                common stock.
       catalog sales.
                                                            o The underwriters have a 45-day option to
     o Our wholly-owned subsidiary, Herbal                    purchase an additional 150,000 shares of
       Health Products, Inc., develops, markets               our common stock, at the offering price,
       and distributes health supplements for                 to cover any overallotments.
       domestic animals and horses, and for human
       consumption. Herbal markets its products             o We currently estimate that the initial
       to various targets and operates under the              public offering price for our common stock
       trade names Vitality Systems, Vitality                 will range between $6.00 and $7.00 per
       Pet, Equine Solutions and Vitality Health              share.
       Systems.
                                                            o We plan to use the proceeds from this
     o Our pricipal executive offices are located             offering for business expansion, working
       at 6950 Bryan Dairy Road, Largo, FL                    capital and general corporate purposes.
       33777 and our telephone number is
       (727) 544-8866. We are a Florida                     o Kashner Davidson Securities Corporation
       corporation.                                           expects to deliver the shares, on behalf of
                                                              the underwriters, on or about __________, 1999.
     o Proposed NASDAQ SmallCap Market Symbol: IHPI

YOUR INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. BEFORE
     INVESTING IN OUR COMMON STOCK, YOU SHOULD CONSIDER CAREFULLY THE RISKS DESCRIBED UNDER "RISK FACTORS" BEGINNING ON PAGE 7.

------------------------------------------------------ ----------------------
              THE OFFERING                              PER SHARE      TOTAL
------------------------------------------------------ ----------------------
Public Offering Price..................................  [____]        [____]
Underwriting Discounts and Commissions.................  [____]        [____]
Proceeds to Innovative.................................  [____]        [____]
------------------------------------------------------ ----------------------

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved our common stock, or determined that this prospectus is complete or accurate.
            Any representation to the contrary is a criminal offense.

                              --------------------
                     KASHNER DAVIDSON SECURITIES CORPORATION
                              --------------------

                               PROSPECTUS SUMMARY

The following is a summary of the more detailed information and financial statements that appear elsewhere in this prospectus. This summary is not complete and may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and financial statements.

                                              INNOVATIVE HEALTH PRODUCTS, INC.

Our Business......................  Innovative Health Products, Inc., creates, manufactures, and packages a wide variety of proprietary and private label nutritional supplements and health and beauty care products. Although we manufacture our own "branded" products and distribute them through various outlets, our primary business is the contract manufacture of products for others (private label manufacturing). The distribution channels we use for our proprietary and private label products include health food, drug, convenience and mass market stores, as well as direct marketing.

                                    Herbal Health Products, Inc., our
                                    wholly-owned subsidiary, develops, markets and distributes health supplements for domestic animals and horses, and for human consumption. Herbal markets its products and operates under the trade names Vitality Systems, Vitality Pet, Equine Solutions and Vitality Health Systems to reach veterinary and human nutritional supplement markets. Vitality Systems has developed, distributed and marketed animal supplements exclusively to veterinarians for the past eighteen years. Equine Solutions offers similar product lines to horse training and horse boarding facilities. Vitality Pet markets and distributes its product lines as specialty supplements for domestic animals. Finally, Vitality Health Systems formulates, markets and distributes supplements for human consumption.

Our Products......................  Innovative's products include over-the-counter topical analgesics, sport drinks, nutritional and herbal supplements, body building supplements, functional cosmetics, weight management and dietary supplements. We also manufacture over-the-counter pharmaceuticals and health and beauty care products for others. Some of the branded products that Innovative currently manufactures and markets include "Arth-Aid(TM)" roll-on and cream for arthritis, "Nutri-Sure(TM)" meal replacement powder, and "Physician's
                                    Pharmaceuticals(TM)" dietary supplement
                                    product line.

                                    In addition to these products, Innovative primarily manufactures a wide array of specialty, custom and private label formulas for multi-level marketing companies, direct sales companies and medical institutions.

                                    Herbal's products include health
                                    supplements, vitamins, performance enhancers and nutriceuticals for domestic animals and horses, and for human consumption. Herbal's primary product is MSM, an anti-oxidant and anti-inflammatory nutritional supplements for domestic animals and horses, and for human consumption

Our Customers.....................  Innovative's and Herbal's customers include consumers, marketing companies, wholesalers and retailers, including independent pharmacies, regional and national chain drug stores, alternate care facilities, mail order facilities, mass merchandisers, deep discounters and brokers. In addition, Innovative is the exclusive manufacturer of products for Nutriceuticals.com and Java Sports.com, two internet based health product sales companies.

Our Industry......................  According to the NUTRITION BUSINESS JOURNAL
                                    1999 Industry Overview, U.S. sales of herbal and botanical supplements were approximately $3.53 billion in 1997, an increase of 18% as compared to 1996. The overview forecasts annual growth in sales of herbs and botanicals at 16-18%.

Our Strategy......................  Key elements of our strategy are to:

                                      o RESPOND TO CUSTOMER NEEDS MORE
                                        EFFICIENTLY;

                                      o DEVELOP NEW PRODUCTS UTILIZING THE
                                        LATEST TECHNOLOGICAL INNOVATIONS AND
                                        MOST UP-TO-DATE RESEARCH FINDINGS;

                                      o RAPIDLY INTRODUCE NEW PRODUCTS TO OUR
                                        MARKETS;

                                      o CREATE MORE VALUE ADDED PRODUCTS;

                                      o DEVELOP A COMPREHENSIVE MARKETING
                                        PROGRAM FOR OUR BRANDED PRODUCTS;

                                      o ACQUIRE UNDER-PERFORMING COMPLEMENTARY
                                        BUSINESS AND MAXIMIZE PERFORMANCE
                                        THROUGH HANDS-ON MANAGEMENT;

                                      o CONSOLIDATE CORPORATE AND ADMINISTRATIVE
                                        INFRASTRUCTURES TO ACHIEVE ECONOMIES OF
                                        SCALE.

Our Manufacturing Operations........Innovative and Herbal conduct manufacturing operations from our 33,222 square foot
                                    production, laboratory and office facility, located in Largo, Florida, and our 9,694 square foot manufacturing facility, located in Tampa, Florida.

Our Principal Offices...............Our principal executive offices are located at 6950 Bryan Dairy Road, Largo, FL 33777 and our telephone number is (727) 544-8866. We are a Florida corporation.

                                  THE OFFERING

Shares Outstanding..................We have 2,000,000 shares of common stock outstanding.

Shares Offered......................We are offering 1,000,000 shares of common stock. There will be a total of
                                    approximately 3,000,000 shares of common stock outstanding after this offering. We have granted the Underwriters of this offering a 45-day option to purchase 150,000 shares of common stock to cover any over-allotments.

Use of Proceeds.....................We will use the net proceeds of this offering primarily for business expansion, and for working capital and general corporate purposes. See "Use of Proceeds" for a more detailed and complete explanation.

Proposed Trading Symbol.............We have applied to list our common stock on the Nasdaq Small Cap Market under the
                                    proposed symbol "IHPI." See "Underwriting."

Forward-Looking Statements..........This Prospectus contains forward-looking statements that address, among other things, our expansion and acquisition strategy, business development, use of proceeds, projected capital expenditures, liquidity, and our development of additional revenue sources. These statements may be found in the sections of this Prospectus entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and in this Prospectus generally. The forward-looking statements are based on our current expectations and are subject to risks, uncertainties and assumptions, including those described in the "Risk Factors" and under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." We base these forward-looking statements on information currently available to us, and we assume no obligation to update them. Our actual results may differ materially from the results anticipated in these forward-looking statements, due to various factors, including all of the risks discussed in "Risk Factors" and elsewhere in this Prospectus.

                    SUMMARY SELECTED COMBINED FINANCIAL DATA

The summary financial data set forth below have been derived from our audited and unaudited financial statements included in this prospectus beginning on page F-1.

                                                          YEAR ENDED                   SIX MONTHS ENDED
                                                           MARCH 31,                     SEPTEMBER 30,
                                                 ---------------------------      ----------------------------
                                                    1998             1999            1998             1999
                                                 -----------     -----------      -----------      -----------
                                                                                  (UNAUDITED)      (UNAUDITED)
COMBINED STATEMENTS OF OPERATIONS DATA:
Revenues ...................................     $ 1,906,935     $ 5,040,054      $ 2,141,213      $ 3,062,656
Cost of goods sold .........................       1,388,816       3,519,041        1,582,526        2,123,395
                                                 -----------     -----------      -----------      -----------
Gross profit ...............................         518,119       1,521,013          558,687          939,261
Selling, general and administrative expenses         468,578       1,589,961          518,407        1,089,651
                                                 -----------     -----------      -----------      -----------
Income (loss) from operations ..............          49,541         (68,948)          40,280         (150,390)
Other income (expenses), net ...............             434        (167,596)         (11,268)         (54,136)
                                                 -----------     -----------      -----------      -----------
Income (loss) before income taxes ..........          49,975        (236,544)          29,012         (204,526)
Income taxes ...............................            --              --               --               --
                                                 -----------     -----------      -----------      -----------
Net income (loss) ..........................     $    49,975     $  (236,544)     $    29,012      $  (204,526)
                                                 ===========     ===========      ===========      ===========
Basic and diluted income (loss) per share ..     $       .02     $      (.12)     $       .01      $      (.01)
                                                 ===========     ===========      ===========      ===========
Basic and diluted weighted average number of
  common shares outstanding ................       2,000,000       2,000,000        2,000,000        2,000,000
                                                 ===========     ===========      ===========      ===========

                                                                             AS OF
                                                    AS OF                SEPTEMBER 30, 1999
                                                  MARCH 31,        ---------------------------
                                                    1999            ACTUAL         AS ADJUSTED
                                                  ---------        ---------       -----------
                                                                  (UNAUDITED)      (UNAUDITED)
COMBINED BALANCE SHEETS DATA:
Cash and cash equivalents ..................     $    25,395     $   111,386      $ 4,785,386
Working capital (deficit) ..................     $(2,296,868)    $  (450,212)     $ 4,349,788
Total assets ...............................     $ 5,857,172     $ 4,676,132      $ 9,350,132
Long-term obligations, less current portion.     $ 1,336,461     $   524,260      $   114,260
Shareholders' equity (deficit)..............     $  (302,395)    $   993,079      $ 6,203,079

The numbers in the column captioned "As Adjusted" under the heading "As of September 30, 1999" have been adjusted to reflect our sale of 1,000,000 shares of common stock at an assumed public offering price of $6.50 per share and our application of the estimated net proceeds. See "Use of Proceeds" for a more detailed description of how we will use the net proceeds.

                                  RISK FACTORS

AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. BEFORE DECIDING WHETHER TO INVEST, YOU SHOULD READ AND CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

     OUR BUSINESS IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION. Numerous state and federal government agencies extensively regulate the manufacture, packaging, labeling, advertising, promotion, distribution and sale of our products. The broad language used in the laws that regulate our business often make it difficult for us to remain in strict compliance, but we employ a full-time compliance person for that purpose. Our failure or inability to comply with applicable laws and governmental regulations may materially and adversely affect our business. See "Business - Government Regulation."

     OUR BUSINESS MAY EXPERIENCE SIGNIFICANT VOLATILITY IN QUARTERLY EARNINGS AND COMMON STOCK VALUE. Our quarterly operating results could fluctuate due to many factors, including:

     o trends and general conditions in the dietary supplement industry and our ability to recognize these trends and introduce and market new products that effectively respond to them;
     o  our introduction of new products;
     o  our competitors' introduction of new products;
     o  the loss of one or more significant customers;
     o increased media attention on the use and efficacy of dietary supplements;
     o consumers' perceptions of our products and operations, or those of our competitors; and
     o  the availability of raw materials from suppliers.

All of these factors are described in more detail in the "Risk Factors" below. Many of these factors are beyond our control. Our failure to produce operating results that meet securities analysts' or investor expectations in one or more quarters may materially and adversely affect the price of our common stock and our business.

         OUR BUSINESS IS GREATLY AFFECTED BY MEDIA PUBLICITY. We are highly dependent upon consumers' perceptions of the safety and quality of our products, as well as dietary supplements distributed by other companies. National media publicity associated with illness or other harmful effects caused by the use of our products (or similar products distributed by other companies) may adversely affect our business. In addition, future research reports that contradict or suggest less favorable results than earlier research may adversely affect our business. Consequently, the publication of reports suggesting that dietary supplements may be harmful or inefficient may materially and adversely affect our business, regardless of whether the reports are scientifically supported or based on our products' recommended dosage.

         OUR BUSINESS IS SUSCEPTIBLE TO PRODUCT LIABILITY CLAIMS. We inherently face the risk of product liability claims based on injuries caused by the use of our products. In the event that we do not have adequate insurance, product liability claims relating to our products may materially and adversely affect our business.

         WE CANNOT ASSURE THAT WE HAVE ADEQUATE INSURANCE PROTECTION. We maintain insurance policies in amounts, with coverage and deductibles, which our management believes are reasonable and prudent. We cannot assure that these insurance policies will adequately protect our Company from liabilities and expenses that may arise from claims for personal and property damage arising in the ordinary course of our business. We also cannot assure that we will maintain our current levels of insurance or that these levels of insurance will be available at economic prices. Our inability to maintain adequate levels of insurance may materially and adversely affect our business.

         OUR BUSINESS IS DEPENDENT UPON THE DEVELOPMENT OF NEW PRODUCTS. Products that are currently experiencing strong popularity and rapid growth may not maintain their sales over time. As a result, it is important for us to develop new products that can gain widespread market acceptance. We cannot assure that our efforts or strategy to develop these new products will be successful. Our failure to develop these new products may materially and adversely affect our business. See "Business -- Business Strategy."

         THERE ARE NO CLINICAL STUDIES DOCUMENTING OUR PRODUCTS' LONG-TERM EFFECTS. Although many of the ingredients in our products are vitamins, minerals, herbs and other substances with a long history of human consumption, some of our products contain ingredients without any such history. In addition, although the ingredients contained in our products are approved by various regulatory agencies, there is little long-term experience with human consumption of some of these product ingredients in concentrated form. For these reasons, we cannot assure that our products, even when used as directed, will have the intended effects or that they will not have harmful side effects. Such unintended effects may result in adverse publicity or product liability claims that may materially and adversely affect our business.

         WE FACE INTENSE COMPETITION IN THE DIETARY SUPPLEMENT INDUSTRY. The dietary supplement industry is highly competitive. Numerous companies compete with us in the development, manufacture and marketing of dietary supplements. In addition, we face strong competition in our health food store and mass market distribution channels, from private label dietary supplements offered by health and natural food store chains, drugstore chains, mass merchandisers and supermarket chains. Many of these competitors are larger and have greater financial, personnel, manufacturing, distribution, marketing and other resources than we do. Competition from these companies may materially and adversely affect our business. See "Business - Competition."

         OUR BUSINESS IS DEPENDENT UPON OUR RAW MATERIALS SUPPLIERS. We obtain all of the raw materials used in the manufacture of our products from third-party suppliers. Many of the raw materials used in our products are harvested internationally. We cannot assure that suppliers will provide the raw materials we need, in the quantities we request, or at a price we are willing to pay. In addition, interruptions in our suppliers' production that are beyond our control may delay delivery of our raw materials. Our inability to obtain adequate supplies of raw materials for our products at favorable prices, or at all, may materially and adversely affect our business.

         OUR BUSINESS IS SUSCEPTIBLE TO BREAKDOWN OR LOSS OF OUR MANUFACTURING FACILITIES. Our operating results depend upon the continued operation of our manufacturing facilities in Florida. The operation of dietary supplement manufacturing plants involves many risks, including the breakdown, failure or substandard performance of equipment, natural and other disasters, and the need to comply with government agency directives. In addition, our manufacturing facilities are located in central Florida, a region that has historically been susceptible to potentially catastrophic hurricanes. Any damage to, or destruction of, our manufacturing facilities due to any of these causes may materially and adversely affect our business.

         WE CANNOT ASSURE THE ACCURACY OF MARKET STATISTICS PRESENTED IN THIS PROSPECTUS. Market data referred to in this prospectus regarding the size and projected growth rate of the dietary supplement market generally indicates that this market is large and growing. Nonetheless, we cannot assure that this market is as large as reported or that any projected growth will occur or continue. Market data and projections such as those presented in this prospectus are inherently uncertain and subject to change. In addition, underlying market conditions may change due to shifts in economic conditions, consumer preferences and other factors that are beyond our control. An adverse change in the size or growth rate of the dietary supplement market may materially and adversely affect our business.

         OUR PRODUCTS HAVE LIMITED TRADEMARK PROTECTION. Our policy is to pursue registrations for all of the trademarks associated with our key proprietary products. We rely on common law trademark rights to protect our unregistered trademarks as well as our trade dress rights. Generally, common law trademark rights are limited to the geographic area in which the trademark is actually used, while a United States federal trademark registration enables the registrant to stop the unauthorized use of the trademark by any third party anywhere in the United States. We intend to register our trademarks in certain foreign jurisdictions where our products are sold. We cannot assure that the protection available in such jurisdictions, if any, will be as extensive as the protection available to us in the United States. In addition, because we have no patents on our proprietary products, another company may replicate them. Inadequate trademark and patent protection of our proprietary products may materially and adversely affect our business.

         OUR PRODUCTS MAY INFRINGE UPON OTHER COMPANIES' INTELLECTUAL PROPERTY RIGHTS. Although we seek to ensure that we do not infringe upon the intellectual property rights of others, we cannot assure that third parties will not assert intellectual property infringement claims against us. We also cannot assure that our proprietary marks do not or will not violate the proprietary rights of others, that a court will uphold our marks if they are legally challenged, or that we would not be prevented from using our marks. The occurrence of any of these events may adversely affect our business.

         OUR CHAIRMAN MAY EXERCISE SIGNIFICANT CONTROL OVER US FOLLOWING THIS OFFERING. The shares offered in this prospectus represent a minority portion of our outstanding voting shares. Dynamic Health Products, Inc., currently owns all of our outstanding shares. Upon completion of this offering, Dynamic will own approximately 66.7% of our outstanding shares of Common Stock and will be able to elect all of our Directors and otherwise control us. Our shareholders do not have cumulative voting and, except for Dynamic, will not be able to elect any directors of the Company. Jugal K. Taneja, our Chairman of the Board of Directors, is also Chairman of the Board of Directors and Chief Executive Officer of Dynamic and beneficially owns approximately 54.1 % of the voting shares of Dynamic. Consequently, he will have a significant influence on all matters on which shareholders are entitled to vote.

         WE ARE DEPENDENT ON KEY MANAGEMENT PERSONNEL FOR OUR FUTURE SUCCESS. As a small company, with only 56 employees at Innovative and 6 employees at Herbal, our success depends greatly on our senior management team. The loss of one or more of these employees may materially and adversely affect our business. See "Management."

         WE ARE GROWING RAPIDLY AND MAY NOT BE ABLE TO EFFECTIVELY MANAGE OUR GROWTH. We believe that continued growth may strain our management, operations, sales and administrative personnel and other resources. In order to serve the needs of our existing and future customers, we have increased and intend to continue to increase our workforce, which requires us to attract, train, motivate, manage and retain qualified employees. Our ability to manage further growth depends in part upon our ability to expand our operating, management, information and financial systems, and production capacity, which may significantly increase our future operating expenses. We cannot assure that our business will grow in the future or that we will be able to effectively manage our growth. See "Business -- Business Strategy."

         WE MAY NOT BE ABLE TO FULFILL OUR GROWTH STRATEGY IF WE ARE UNABLE TO CONSUMMATE FUTURE ACQUISITIONS. We expect to pursue additional acquisitions in the future as a part of our business strategy. We cannot assure that attractive acquisition opportunities will be available to us or that we will be able to obtain financing for future acquisitions. If we are unable to consummate future acquisitions, our business, financial condition and operating results may be materially and adversely affected.

         ACQUISITIONS MAY DISRUPT OR OTHERWISE HAVE A NEGATIVE IMPACT ON OUR BUSINESS. We intend to expand our business through acquisitions. Acquisitions involve numerous risks, including:

     o  the acquired business not performing in accordance with expectations;
     o difficulties in the integration of the acquired business' operations and products with our own;
     o diversion of our management's attention from other aspects of our business;
     o risks associated with entering geographic and product markets in which we have limited or no direct prior experience; and
     o the potential loss of key employees of the acquired business due to the acquisition.

In addition, future acquisitions may require us to obtain additional financing and increase our indebtedness or issue additional capital stock. Issuing additional capital stock may dilute our shareholders' stock value, including purchasers of shares in this offering. Furthermore, in the event that we have outstanding indebtedness under our credit facilities or are required to incur indebtedness to enter into an acquisition agreement, we may have to obtain our lenders' consent before going forward with the acquisition. See "Business - Business Strategy."

         OUR COMPUTER SYSTEMS OR OUR CUSTOMERS' OR SUPPLIERS' COMPUTER SYSTEMS MAY NOT BE YEAR 2000 COMPLIANT. Many existing computer programs and databases use only two digits to identify a year in the date field (i.e., 99 would represent 1999). These programs and databases were designed and developed without considering the impact of the upcoming millennium. If not corrected, these computer systems could fail or create erroneous results relating to the year 2000. Our failure or the failure of our software providers or our customers or suppliers to adequately address the year 2000 issue may result in misstatements of reported financial information or otherwise adversely affect our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."

         WE DO NOT ANTICIPATE PAYING DIVIDENDS IN THE FORESEEABLE FUTURE. We have not declared cash dividends on our common stock and we do not anticipate paying cash dividends on our common stock in the foreseeable future. Furthermore, under the terms of our current credit facility, we are precluded from paying cash dividends.

         OUR ARTICLES OF INCORPORATION AND BYLAWS CONTAIN PROVISIONS THAT MAY DISCOURAGE TAKEOVERS OR MAKE THEM MORE DIFFICULT. Certain provisions of our Articles of Incorporation and Bylaws, as well as certain sections of the Florida Business Corporation Act, and our board of directors' ability to issue shares of preferred stock and to establish voting rights, preferences and other terms of our stock, may be deemed to have an anti-takeover effect and may discourage takeover attempts that are not first approved by our board of directors. This anti-takeover effect may discourage takeovers which shareholders may deem to be in their best interests. See "Description of Capital Stock -- Certain Provisions of the Company's Articles of Incorporation and Bylaws."

RISKS RELATED TO THIS OFFERING

     OUR COMMON STOCK'S MARKET PRICE MAY EXPERIENCE WIDE FLUCTUATIONS. Following the completion of this offering, the trading price of our common stock could fluctuate greatly due to various factors, including, among other things:

     o  responses to quarter-to-quarter variations in our operating results;
     o  material announcements made by us or our competitors;
     o  governmental regulatory action;
     o conditions or trends in the dietary supplement industry; o changes in securities analysts' financial estimates;
     o announcements of significant acquisitions, strategic partnerships or joint ventures made by us or our competitors;
     o  capital commitments;
     o  additions or departures of key personnel; and
     o  sales of our common stock.

Many of these factors are beyond our control. These factors may materially and adversely affect the market price of our common stock, regardless of our operating performance. In addition, the stock market has historically experienced extreme price and volume fluctuations that have affected the market prices of dietary supplement companies' common stock. In many instances, these fluctuations have been unrelated to the operating performance of the companies they have affected.

         OUR COMMON STOCK HAS NO PRIOR PUBLIC TRADING MARKET AND THE OFFERING PRICE OF OUR COMMON STOCK MAY BE ARBITRARY. Prior to this offering, there has been no active public market for our common stock. We cannot predict the extent to which a trading market will develop, if at all, or how liquid that market may become. The initial public offering price of our common stock for this offering will be determined by negotiations with Kashner Davidson Securities Corporation and may not be indicative of the market price of our common stock after this offering. The offering price of the shares is not related to assets, earnings, book value, or other criteria traditionally used to value companies. You should not consider the offering price as representative of the actual value of our common stock. The price of our common stock is subject to change due to market conditions and other factors. We cannot assure that you will be able to resell our common stock at the offering price. See "Underwriting" for a more detailed explanation of how the offering price of the common stock in this offering will be determined.

         OUR COMMON STOCK PRICE MAY FALL UPON THE FUTURE SALE OF ADDITIONAL SHARES OF OUR COMMON STOCK. Future sales of our common stock in the public market, or even the possibility of such sales, may materially and adversely affect the market price of our common stock. There were 2,000,000 shares of common stock outstanding before this offering. Of these outstanding shares, 2,000,000 shares are "restricted securities" within the meaning of Rule 144 of the Securities Act of 1933. All of these restricted shares of our common stock will become eligible for resale under Rule 144 one year from the day that the shares offered herein are deemed "effective" by the Securities & Exchange Commission. See "Shares Eligible for Future Sale" for a more detailed description of the circumstances under which these restricted shares may be sold. Finally, our directors and officers hold no additional outstanding shares of our common stock.

         WE MAY SPEND THE NET PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH YOU MAY NOT AGREE. We intend to spend a significant portion of this offering's net proceeds on business expansion. Nonetheless, our management will have broad discretion in allocating the net proceeds from this offering as well as the timing of our expenditures. Investors may not agree with the way our management decides to spend these proceeds. See "Use of Proceeds."

         THE INTERESTS OF OUR CONTROLLING SHAREHOLDERS MAY CONFLICT WITH OUR INTERESTS AND THE INTERESTS OF OUR OTHER SHAREHOLDERS. Before this offering, our directors, executive officers and principal shareholders beneficially owned approximately 100% of the outstanding shares of our common stock. Following this offering, they will beneficially own approximately 66.7% of our outstanding shares (or approximately 63.5% if the over-allotment option is exercised in full). Therefore, these stockholders will have significant control over the election of our directors and most of our corporate actions.

         INVESTORS WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION OF OUR COMMON STOCK'S BOOK VALUE. If you purchase our common stock in this offering, the net tangible book value of the common stock will experience immediate and substantial dilution. We estimate that this dilution will be approximately $4.76 per share, or approximately 73.2%.

                                 USE OF PROCEEDS

Our net proceeds from selling the 1,000,000 shares of common stock that we are offering are estimated to be $5,210,000, after deducting underwriting discounts and commissions, the Underwriter's non-accountable expense allowance and other estimated offering expenses. This estimate is based on an initial public offering price of $6.50 per share. We expect to use the net proceeds of this offering for the following purposes:

                                                                       AMOUNT        PERCENTAGE
                                                                     ----------      ----------
     Business expansion(1).....................................      $2,000,000        38.4%

     Debt retirement(2)........................................         536,000        10.3%

     Working capital and general corporate purposes(3).........       2,674,000        51.3%
                                                                     ----------        -----

         Total.................................................      $5,210,000         100%
                                                                     ==========        =====

---------
(1) Represents amounts allocated for the purchase and installation of manufacturing equipment for: (i) an automated liquid line; (ii) an automated powder line; and (iii) other automated equipment to meet the higher standards of over-the-counter drug manufacturing.
(2) Represents amounts to be expended to repay all of our indebtedness outstanding under: (i) the Term Loan portion of our existing credit facility with The CIT Group/Credit Finance of approximately $435,000, including fees and accrued and unpaid interest; (ii) our capital lease obligation to JDR Capital Corporation of approximately $65,500, including fees and accrued and unpaid interest; and (iii) our capital lease obligation to Commerce Security Bank of approximately $35,500, including fees and accrued and unpaid interest.
(3) Amounts to be expended for working capital and general corporate purposes may include approximately $1,000,000 for marketing of our branded products.

We routinely evaluate potential acquisitions of businesses and or product lines that would compliment or expand our business or further our strategic goals. We may use a portion of the net proceeds of this offering for one or more such transactions; however, we currently have no commitments or agreements with respect to such transactions.

Our credit facility consists of a $2,000,000 revolving line of credit, a portion of which is in the form of a 60-month term loan. The note bears interest at the Prime Rate of The Chase Manhattan Bank in New York, New York, plus 2.25% per annum on the unpaid outstanding principal of each advance, payable monthly. The note is secured by a blanket lien on all of our assets, exclusive of certain leased assets.

                                 DIVIDEND POLICY

We have not paid any cash dividends on our common stock and we currently intend to retain any future earnings to fund the development and growth of our business. Any future determination to pay dividends on our common stock will depend upon our results of operations, financial condition and capital requirements, applicable restrictions under any credit facilities or other contractual arrangements and such other factors deemed relevant by our Board of Directors. Our current bank credit facility prohibits the payment of dividends.

                                    DILUTION

As of September 30, 1999, our net tangible book value was $23,496 or $.01 per share of common stock. Net tangible book value per share is determined by dividing a company's tangible net worth (total assets, net of intangible assets, less total liabilities) by the number of outstanding common shares. Our pro forma net tangible book value as of September 30, 1999 would have been approximately $5,233,496 or $1.74 per share, without taking into account any change in our net tangible book value after September 30, 1999 and after deducting underwriting discounts and commissions, the Underwriter's non-accountable expense allowance and other estimated offering expenses. This represents an immediate increase in the net tangible book value of $1.73 per share to existing shareholders and an immediate dilution of $4.76 per share to new investors. The following table illustrates this per share dilution:

   Assumed public offering price per share..............................  $6.50
     Net tangible book value per share as of September 30,1999..........  $ .01
     Increase per share attributable to this offering...................   1.73
                                                                          -----
   Pro forma net tangible book value per share after this offering......   1.74
                                                                          -----
   Dilution to new investors............................................  $4.76
                                                                          =====

The following table sets forth the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by the existing shareholders and by new investors in this offering on a pro forma basis as of September 30, 1999.

                                   SHARES PURCHASED              TOTAL CONSIDERATION     AVERAGE PRICE
                                 NUMBER       PERCENT           AMOUNT        PERCENT      PER SHARE
                               ---------      -------          ----------     -------      ---------
Existing shareholders.....     2,000,000       66.7%           $   20,000        .3%         $ .01
New investors.............     1,000,000       33.3%           $6,500,000      99.7%         $6.50
                               ---------      ------           ----------     -----
     Total................     3,000,000      100.0%           $6,520,000     100.0%
                               =========      ======           ==========     =====

                                 CAPITALIZATION

The following table summarizes our short-term debt, long-term obligations and capitalization as of September 30, 1999 and as adjusted as of that date to reflect our sale of 1,000,000 shares of common stock and our application of the estimated net proceeds, and after deducting the underwriting discounts and our estimated offering expenses. The information in the table assumes an initial public offering price of $6.50 per share. The information in the table should be read in conjunction with the more detailed combined financial statements and notes presented elsewhere in this prospectus.

                                                                                   SEPTEMBER 30, 1999
                                                                             -----------------------------
                                                                                                    AS
                                                                                ACTUAL           ADJUSTED
                                                                             -----------       -----------
                                                                              (UNAUDITED)       (UNAUDITED)
SHORT-TERM DEBT:
     Credit line payable ..............................................      $   810,811       $   810,811
     Related party notes payable ......................................          111,500           111,500
     Current portion of long-term obligations .........................          201,059            75,059
                                                                             -----------       -----------
                                                                               1,123,370           997,370

LONG-TERM OBLIGATIONS, LESS CURRENT PORTION ...........................          524,260           114,260

SHAREHOLDERS' EQUITY:
     Preferred stock, series A, 8% cumulative, no par, 6,000,000 shares
       authorized, 150,000 shares issued and outstanding ..............        1,500,000         1,500,000
     Common stock, $.01 par value, 24,000,000 shares authorized,
       2,000,000 shares issued and outstanding; 3,000,000 shares
       issued and outstanding, as adjusted ............................           20,000            30,000
     Additional paid-in capital .......................................             --           5,200,000
     Accumulated deficit ..............................................         (526,921)         (526,921)
                                                                             -----------       -----------
     Net shareholders' equity .........................................          993,079         6,203,079
                                                                             -----------       -----------
TOTAL CAPITALIZATION ..................................................      $ 2,640,709       $ 7,314,709
                                                                             ===========       ===========

ADDITIONAL INFORMATION ABOUT FINANCIAL PRESENTATION

OPTIONS AND WARRANTS. Unless this prospectus indicates otherwise, all information presented in this prospectus assumes no exercise of:

i.     the Underwriter's over-allotment option;
ii. Kashner Davidson Securities Corporation's warrants to purchase 100,000 shares of common stock in connection with this offering (see "Underwriting"); or
iii. warrants or options outstanding or available for grant under the Company's 1999 Stock Option Plan (see "Management - Compensation pursuant to Plans").

Please read the Capitalization table together with the financial statements included in this Prospectus and the sections of this Prospectus entitled "Selected Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                        SELECTED COMBINED FINANCIAL DATA

The selected combined statement of operations data for the year ended March 31, 1999, and the following selected combined balance sheet data as of March 31, 1999 are derived from our audited combined financial statements included elsewhere in this prospectus and have been audited by Grant Thornton LLP. The selected combined statement of operations data for the year ended March 31, 1998 and the following selected combined balance sheet data as of March 31, 1998 are derived from the audited financial statements included elsewhere in this prospectus and have been audited by Kirkland, Russ, Murphy & Tapp. The following selected combined statements of operations data for the six month periods ended September 30, 1998 and 1999, and the following selected balance sheet data as of September 30, 1999, are derived from our unaudited financial statements that, in the opinion of our management, contain all adjustments necessary for a fair presentation of such data. The following selected combined financial data have been prepared in accordance with generally accepted accounting principles. The financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and notes thereto appearing elsewhere in the prospectus. The selected interim combined financial data presented below do not necessarily indicate our operating results or our performance for the full year.

                                                           YEAR ENDED                     SIX MONTHS ENDED
                                                            MARCH 31,                       SEPTEMBER 30,
                                                  ----------------------------      ------------------------------
                                                     1998             1999              1998               1999
                                                  -----------      -----------      ------------       -----------
                                                                                     (UNAUDITED)       (UNAUDITED)
COMBINED STATEMENTS OF OPERATIONS DATA:
Revenues ...................................      $ 1,906,935      $ 5,040,054       $ 2,141,213       $ 3,062,656
Cost of goods sold .........................        1,388,816        3,519,041         1,582,526         2,123,395
                                                  -----------      -----------       -----------       -----------
Gross profit ...............................          518,119        1,521,013           558,687           939,261
Selling, general and administrative expenses          468,578        1,589,961           518,407         1,089,651
                                                  -----------      -----------       -----------       -----------
Income (loss) from operations ..............           49,541          (68,948)           40,280          (150,390)
Other income (expenses), net ...............              434         (167,596)          (11,268)          (54,136)
                                                  -----------      -----------       -----------       -----------
Income (loss) before income taxes ..........           49,975         (236,544)           29,012          (204,526)
Income taxes ...............................             --               --                --                --
Net income (loss) ..........................      $    49,975      $  (236,544)      $    29,012       $  (204,526)
                                                  ===========      ===========       ===========       ===========
Basic and diluted income (loss) per share ..      $       .02      $      (.12)      $       .01       $      (.10)
                                                  ===========      ===========       ===========       ===========
Basic and diluted weighted average number of
  common shares outstanding ................        2,000,000        2,000,000         2,000,000         2,000,000
                                                  ===========      ===========       ===========       ===========

                                                       AS OF MARCH 31,
                                                  -------------------------    AS OF SEPTEMBER 30,
                                                    1998            1999              1999
                                                  --------       ----------    -------------------
                                                                                   (UNAUDITED)
COMBINED BALANCE SHEETS DATA:
Cash and cash equivalents .................      $239,604       $    25,395       $   111,386
Working capital (deficit) .................      $(17,048)      $(2,296,868)      $  (450,212)
Total assets ..............................      $873,998       $ 5,857,172       $ 4,676,132
Long-term obligations, less current portion      $258,974       $ 1,336,461       $   524,260
Shareholder's equity (deficit) ............      $(65,851)      $  (302,395)      $   993,079

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The statements contained in this prospectus are not purely historical statements, but rather include what we believe are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and
Section 21E of the Securities Exchange Act of 1934, as amended. These include statements about our expectations, beliefs, intentions or strategies for the future, which are indicated by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "we believe," "the company believes", "management believes" and similar words or phrases. The forward-looking statements are based on our current expectations and are subject to certain risks, uncertainties and assumptions, including factors set forth in the following discussion and in the discussions under "Risk Factors" and "Business." Our actual results could differ materially from results anticipated in these forward-looking statements. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

OVERVIEW

Innovative derives its revenues from developing, manufacturing and wholesaling a wide variety of non-prescription nutritional supplements, and health and beauty care products. Revenues are billed and recognized as product is produced and shipped, net of discounts, allowances, returns and credits. We have not experienced any material loss of revenues and do not anticipate any significant losses in the future. Revenues have increased from $1.9 million for the year ended March 31, 1998 to $5.0 million for the year ended March 31, 1999, primarily due to the acquisition of Energy Factors in June 1998, increased marketing efforts and the introduction of new products in the private label markets.

Cost of goods sold is comprised of direct personnel compensation, statutory and other benefits associated with such personnel and other direct manufacturing and material product costs. Cost of goods sold also includes indirect costs relating to labor to support the warehousing of production and manufacturing overhead. Research and development expenses are charged against cost of goods sold as incurred and are not material to our operations. Selling, general and administrative costs include administrative, sales and marketing and other indirect operating costs. Interest and other income (expense) consists primarily of interest expense associated with borrowings to finance capital equipment expenditures and other working capital needs.

We have no income tax provision for the periods presented due to net operating losses. These net operating losses may be carried forward for up to 20 years. As such, we do not anticipate any liability for income taxes for the fiscal year ended March 31, 2000.

RESULTS OF OPERATIONS

The following table sets forth selected combined statements of operations data as a percentage of revenues for the periods indicated.

                                                                         PRO FORMA
                                                      YEAR ENDED         YEAR ENDED       SIX MONTHS ENDED
                                                       MARCH 31,          MARCH 31,        SEPTEMBER 30,
                                                    ----------------      --------     --------------------
                                                     1998       1999        1999         1998        1999
                                                    -----------------       -----      ---------   --------
                                                                                      (UNAUDITED) (UNAUDITED)
Revenues ...................................        100.0%      100.0%       100.0%       100.0%      100.0%
Cost of goods sold .........................         72.8        69.8         71.6         73.9        69.3
                                                    -----       -----        -----        -----       -----
Gross profit ...............................         27.2        30.2         28.4         26.1        30.7
Selling, general and administrative
  expenses..................................         24.6        31.6         33.6         24.2        35.6
Other expense, net .........................           --         3.3          3.3           .5         1.8
                                                    -----       -----        -----        -----       -----
Income (loss) before income taxes ..........          2.6        (4.7)        (8.5)         1.4        (6.7)
Income taxes ...............................           --          --           --           --          --
                                                    -----       -----        -----        -----       -----
Net income (loss) ..........................          2.6%       (4.7)%       (8.5)%        1.4%       (6.7)%
                                                    =====       =====        =====        =====       =====

FISCAL YEAR ENDED MARCH 31, 1999 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1998

         REVENUES. Revenues increased $3.1 million, or 164.3%, to $5.0 million in 1999 as compared to $1.9 million in 1998. The increase is primarily attributable to increased volume of private label sales resulting from continued expansion of marketing efforts and the introduction of new products, and increased sales associated with the June 1998 acquisition of Energy Factors.

         GROSS PROFIT. Gross profit increased $1.0 million, or 193.6%, to $1.5 million in 1999 as compared to $518,000 in 1998. Gross margin increased from 27.2% in 1998 to 30.2% in 1999. The increase was primarily attributable to a change in the mix of sales, which yields a higher gross margin.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses consist primarily of advertising and promotional expenses; personnel costs related to general management functions, finance, accounting and information systems, payroll expenses and sales commissions; professional fees related to legal, audit and tax matters; and depreciation and amortization expense. Selling, general and administrative expenses increased $1.1 million, or 239.3%, to $1.6 million in 1999 as compared to $469,000 in 1998. The increase was primarily due to additional advertising, promotional and payroll expenses to support increased net sales and our growth, as well as additional amortization of goodwill and depreciation of fixed assets associated with acquisitions during 1999. As a percentage of sales, selling, general and administrative expenses increased to 31.6% in 1999 from 24.6% in 1998.

         INTEREST INCOME (EXPENSE), NET. Interest expense, net of interest income, increased $249,000 to $253,000 in 1999, from $5,000 in 1998. The increase in interest expense in 1999 is a result of greater borrowings to finance the purchase of additional machinery and equipment, to make necessary plant modifications, and for financing of additional working capital needs with the expansion of our operations.

         INCOME TAXES. We have no income tax provision for 1998 due to the utilization of net operating losses not previously recognized and we have no income tax provision for 1999 due to net operating losses. These net operating losses may be carried forward for up to 20 years. As such, we do not anticipate any liability for income taxes for the fiscal year ended March 31, 2000.

         We believe that there was no material effect on our operations or on our financial condition as a result of inflation in 1999 and 1998. We also believe that our business is not seasonal; however, significant promotional activities can have a direct impact on sales volume in any given quarter.

SIX MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO SIX MONTHS ENDED SEPTEMBER 30, 1998

         REVENUES. Revenues increased $921,000, or 43.0%, to $3.0 million for the six months ended September 30, 1999, as compared to $2.1 million for the six months ended September 30, 1998. The increase is primarily attributable to increased volume of private label sales resulting from continued expansion of marketing efforts and the introduction of new products and increased sales associated with the June 1998 acquisition of Energy Factors.

         GROSS PROFIT. Gross profit increased $381,000, or 68.1%, to $939,000 for the six months ended September 30, 1999, as compared to $559,000 in the corresponding period. Gross margin increased from 26.1% for the six months ended September 30, 1998 to 30.7% for the six months ended September 30, 1999. The increase was primarily attributable to a change in the mix of sales, which yields a higher gross margin.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $571,000, or 110.2%, to $1.1 million for the six months ended September 30, 1999, as compared to $518,000 in the corresponding period. The increase was primarily due to additional advertising, promotional and payroll expenses to support increased net sales and our growth. As a percentage of sales, selling, general and administrative expenses increased to 35.6% for the six months ended September 30, 1999, from 24.2% in the corresponding period.

         INTEREST INCOME (EXPENSE), NET. Interest expense, net of interest income, increased $75,000 to $175,000 for the six months ended September 30, 1999, from $99,000 in the corresponding period. The increase in interest expense for the period is a result of greater borrowings to finance the purchase of additional machinery and equipment, to make necessary plant modifications, and for financing of additional working capital needs with the expansion of our operations.

INCOME TAXES. We have no income tax provision for 1998 due to the utilization of net operating losses not previously recognized and we have no income tax provision for 1999 due to net operating losses. These net operating losses may be carried forward for up to 20 years. As such, we do not anticipate any liability for income taxes for the fiscal year ended March 31, 2000.

         We believe that there was no material effect on our operations or on our financial condition as a result of inflation in 1999 and 1998. We also believe that our business is not seasonal; however, significant promotional activities can have a direct impact on sales volume in any given quarter.

LIQUIDITY AND CAPITAL RESOURCES

         We have financed our operations through available borrowings under our credit line facility and through borrowings from our parent company. We had a working capital deficit of $2.3 million at March 31, 1999, inclusive of current portion of long-term obligations, obligations under our credit line facility, and obligations to our parent company, as compared to a working capital deficit of $17,000 at March 31, 1998.

         Net cash used in operating activities was ($1.5 million) for 1999, as compared to net cash provided by operating activities of $26,000 for fiscal 1998. The usage of cash is primarily attributable to an increase in accounts receivable ($709,000), as a result of increased sales by us during such period, and an increase in inventory ($494,000), an increase in other assets ($31,000), an increase in prepaid expenses and other current assets ($16,000), a decrease in accounts payable ($90,000), and a decrease in accrued expenses ($43,000). In conjunction with the installation of new manufacturing software in March and April 1999, we implemented additional procedural controls in accounts receivable and inventory procurement including requiring deposits from customers on new orders and inventory cycle counts, which we expect will have future positive cash effects in our operating activities.

         Net cash used in investing activities was ($76,000), representing the purchase of property and equipment, and plant modifications ($175,000), partially offset by proceeds from an involuntary conversion of land $99,000.

         Net cash provided by financing activities was $1.3 million representing proceeds of long-term obligations $638,000, net borrowings on lines of credit $949,000, net borrowings from our parent company and affiliates $583,000, partially offset by repayments of long-term obligations ($838,000).

         Management believes that cash expected to be generated from operations, current cash reserves, and existing financial arrangements will be sufficient for us to meet our capital expenditures and working capital needs for our operations as presently conducted. Our future liquidity and cash requirements will depend on a wide range of factors, including the level of business in existing operations, expansion of facilities and possible acquisitions. In particular, we plan to add additional manufacturing lines and purchase additional fully automated manufacturing equipment to meet our present and future growth. Our plans will require the leasing of additional facilities to accommodate a liquid processing line. We will need the proceeds of this offering for general working capital purposes to support future growth, the retirement of debt, and the planned expansion of our facilities, manufacturing lines, and equipment.

         In May 1998, $100,000 was loaned to Energy Factors, before Energy Factors was acquired by Dynamic, for the purpose of assisting Energy Factors with its working capital needs.

         In June 1998, Energy Factors was acquired by our parent company, from U.S. Diversified Technologies, Inc. U.S. Diversified Technologies, Inc. was to receive 400,000 shares of Series A Convertible Preferred Stock of Dynamic in exchange for all of the issued and outstanding stock of Energy Factors. As a result of the completion of the December 31, 1997 audited financial statements for Energy Factors the number of shares issued to U.S. Diversified Technologies, Inc. was reduced to 310,000, in accordance with a right of set-off provided for in the acquisition agreement. The Series A Preferred Stock was valued at $2.50 per share based on several factors, including prices of recent common stock issuances of Dynamic's common stock. Subsequent to the acquisition, Energy Factors changed its name to Innovative.

         In December 1998, our parent company formed Herbal Health Products, Inc., a Florida corporation, as a wholly-owned subsidiary of Dynamic, to purchase certain assets related to the marketing of veterinary products, in return for approximately $18,000, and 32,243 shares of common stock of our parent company.

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         In February 1999, we established a $2,000,000 credit facility to provide additional working capital to support our continued growth. A portion of the proceeds from the line of credit were funded in the form of a 60-month term loan for approximately $491,000, for repayment of certain capital lease obligations. The remainder of this credit facility is in the form of a revolving line of credit. The note bears interest at the Prime Rate of The Chase Manhattan Bank in New York, New York, plus 2.25% per annum on the unpaid outstanding principal of each advance, payable monthly. The note is to be secured by a blanket lien on all of our assets, exclusive of certain leased assets. The note is also secured by all of the assets of Dynamic and by personal guarantee from our Chairman of the Board. The credit facility provides substantial penalties for early termination. At September 30, 1999, the outstanding principal balance on the line of credit was approximately $810,000.

         In August and September 1999, we borrowed $86,500 from our Chairman of the Board. The notes bear interest at 10% per annum and are payable on demand.

         In September 1999, we transferred our land and building in Largo, Florida to our parent company at net book value, which we believe approximated fair market value on the date of transfer, based upon a recent independent appraisal of the property. In conjunction with the transfer, our parent company satisfied all of our outstanding mortgages on the premises. In addition, approximately $430,000 of our obligation to our parent company was extinguished, which represented the difference between net book value and amounts outstanding under existing mortgages.

         In September 1999, $1.5 million of our obligation to our parent company was converted to 150,000 shares of our Series A 8% Cumulative Preferred Stock.

         In September 1999, we agreed to lease the facility in Largo, Florida, from our parent company, pursuant to a ten-year lease that expires on September 30, 2009. We have an option to renew the lease at the end of the ten-year term. The rental under the lease is $16,000 per month subject to annual inflationary adjustments.

         We believe that material affiliated transactions and loans, and business relationships entered into by us with certain of our officers, directors and our parent company or its affiliates were on terms no less favorable than we could have obtained from independent third parties.

YEAR 2000 STATEMENT

         The Year 2000 issue encompasses the required recognition of computer hardware and software systems and computer controlled devices, including equipment, used in our operations to properly acknowledge the change from Year 1999 to Year 2000. The failure of any hardware and software systems or equipment to timely and accurately recognize such change could result in partial or complete systems failure. In the normal course of business, we rely on products and services from critical vendors, customers and other third parties whose computer systems must also be Year 2000 compliant in order for us to realize the uninterrupted flow of our business operations. We are actively taking steps to ensure that our systems and equipment will be Year 2000 compliant, including assessing the scope of work, prioritizing, certifying compliance, and testing compliance.

         We have identified those systems and equipment in our operations that are considered to be critical to our day to day operations. All of the systems and equipment utilized in our operations was tested for Year 2000 compliance during February and March 1999, with approximately 95% of such systems and equipment being certified as Year 2000 compliant. We are in the process of obtaining written assurances from third-party software providers that the software used by us is Year 2000 compliant. In addition, we are actively seeking assurances of Year 2000 compliance from each of our key suppliers, customers and other third parties with whom we conduct business. A lack of response or inadequate or inaccurate information from such third parties could materially affect our assessment for Year 2000 readiness. We cannot predict whether the failure of any such third party to be Year 2000 compliant will have a materially adverse effect on our business.

         To date the costs we have incurred to address Year 2000 issues have been immaterial, and we expect that the costs to complete Year 2000 compliance certification, testing and verifications will also be immaterial. Where appropriate, for areas that we determine Year 2000 readiness is insufficient, we will develop contingency plans. However, no assurances can be given that our Year 2000 efforts are appropriate, adequate, or complete. In addition, we are unable to fully determine the effect of a failure of our own systems or those of any third party with whom we conduct business, but any significant failures could have a materially adverse effect on our financial condition, results of operations and cash flows.

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                                    BUSINESS

OVERVIEW

Innovative Health Products, Inc., was incorporated in 1985 as a Florida corporation, under the name Energy Factors, Inc., as a private label manufacturer of high quality nutritional supplements and health and beauty care products. In 1990, Energy Factors expanded their manufacturing capabilities by constructing a 33,222 square foot laboratory, office, manufacturing and warehouse facility in Largo, Florida. They continued manufacturing private label products at approximately 25% of their production capacity until 1998. On June 12, 1998, Dynamic Health Products, Inc. Florida holding company, acquired Energy Factors as a wholly-owned subsidiary, with the intention of utilizing Energy Factors' excess manufacturing capacity to expand their private label operations. Upon completion of the acquisition, Energy Factors changed its name to Innovative Health Products, Inc.

Today, Innovative continues to manufacture, package and ship private label products for over 400 customers, as well as developing, manufacturing and distributing our own nutritional supplements and health and beauty care products. Some of our branded products include "Arth-Aid" roll-on and cream for arthritis, "Nutri-Sure" meal replacement powder, and "Physician's Pharmaceuticals" dietary supplement product line. We also manufacture non-prescription pharmaceuticals, health and beauty care products and a wide array of private label formulas for medical institutions, multi-level marketing and direct sales companies. We distribute these branded and private label products to consumers, marketing companies, wholesalers and retailers, including independent pharmacies, regional and national chain drug stores, alternate care facilities, mail order facilities, mass merchandisers, deep discounters and brokers. Finally, we recently entered the e-commerce market as the exclusive manufacturer of products for Nutriceuticals.com Corporation, a publicly held online business-to-business nutritional supplement company, and Java Sports.com Corporation, a privately held internet sports supplement company. Jugal K. Taneja, Innovative's and Herbal's Chairman, is a Director of Nutriceuticals.com and Chairman of Java Sports.com and beneficially owns a majority share of both companies.

Simultaneous with this offering, Innovative will be acquiring Herbal Health Products, Inc. as a wholly-owned subsidiary. Herbal is currently a wholly-owned subsidiary of Dynamic, Innovative's and Herbal's parent company, and will be sold to Innovative for a nominal value. Herbal was formed by Dynamic in 1998, to acquire certain assets of a veterinary health supplement sole proprietorship. Herbal develops, markets and distributes health supplements, vitamins, performance enhancers and nutriceuticals for domestic animals and horses, and for human consumption. Herbal markets its products and operates under the trade names Vitality Systems, Vitality Pet, Equine Solutions and Vitality Health Systems. Vitality Health Systems formulates, markets and distributes versions of the same dietary supplements for human consumption. Vitality Systems has manufactured, distributed and marketed animal supplements exclusively to veterinarians for the past eighteen years. Over that same period, Equine Solutions has offered similar product lines to the horse training and boarding markets. Vitality Pet markets and distributes the product lines as specialty supplements for domestic animals.

INDUSTRY

Based on estimates in the annual industry overview published by the NUTRITION BUSINESS JOURNAL (the "Overview"), a recognized trade journal, U.S. nutrition industry retail sales grew 10% to $25.8 billion in 1998, with sales of dietary supplements representing $13.9 billion, or 54% of the market. The largest growth, at 23%, was in the specialty supplement category with the arthritis relief supplement glucosamine, the main ingredient in Vitality Health's "Ultra Flex Plus", leading the way. The Overview also noted a 15% growth in Internet sales of dietary supplements in 1998. The Overview also predicted that Internet sales will quadruple from $40 million in sales in 1998, to $160 million in 1999, and triple again by 2001, for a total of $500 million.

Recent growth in the U.S. dietary supplement market can be attributed to an increase of products in health food stores and greater penetration into mass market and non-retail distribution channels. Future growth is expected to come from greater market penetration at the consumer level of product users. New scientific research is critical to further penetration of the consumer base, as is more aggressive niche marketing toward groups such as health maintenance organizations and international markets.

One reason for the rapid growth of dietary supplement sales in recent years has been the extraordinary sales of St. John's Wort, glucosamine, Kava Kava and ginkgo biloba. The significant emotional appeal of these products has

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focused both negative and positive media attention on the industry. According to the Overview, from 1996 to 1997, household penetration of herbal products increased nearly twofold, from 19% to 32%. Unless new products with similar appeal are developed in the future, growth could be slow.

The major retail sales channels for dietary supplements are health food stores, mass market retailers (drugstore chains, supermarkets and other mass merchandisers), multi-level distributors, mail order, and medical practitioners. According to the Overview, the health food store channel includes 18,630 retail stores and represented 36% of retail dietary supplement sales in 1997. Health food stores are either independently owned or associated with one of several regional or national chains such as GNC, Wild Oats Markets and Whole Foods Market. The United States mass market distribution channel consists of drugstores, including chains such as Walgreens, American Drug Stores and Eckerd, C.V.S., mass merchandisers such as Wal-Mart, Kmart, BJ's Wholesale club and ShopKo, and food stores, including national supermarket chains. Mass market sales accounted for 30% of 1997 dietary supplement retail sales. Of the $5.8 billion of nutrition products sold by mass marketers in 1997, 65% represented sales of dietary supplements. Sales by mass marketers of vitamins, minerals and herbs increased 20.6% in 1997.

U.S. dietary supplement sales by multi-level marketing firms in 1998 totaled $7.6 billion, up 27.4% from 1997, with direct sales of dietary supplements through mail order totaled $800 million in 1997. The mail order distribution channel uses mail, advertising, infomercials, and increasingly, the internet as alternative channels to market directly to consumers and avoid the high costs of traditional distribution and retail channels.

The NUTRITION BUSINESS JOURNAL predicted in the Overview that dietary supplement sales via the internet will be $160 million in 1999, rising as high as $500 million by 2003. To take advantage of this trend, we have entered into an agreement to act as the exclusive manufacturer of products for Nutriceuticals.com, a publicly held internet health product company, and Java Sports.com, a privately held internet sports supplement company. Jugal K. Taneja, Innovative's and Herbal's Chairman, is a Director of Nutriceuticals.com and Chairman of Java Sports.com and beneficially owns a majority share of both companies.

Medical practitioners, primarily chiropractors, traditional Chinese medicine practitioners, homeopaths and naturopaths accounted for $690 million in U.S. dietary supplement retail sales in 1997. According to the Overview, the future is promising for sales by more established medical channels as succeeding generations of professionals, insurance companies and health maintenance organizations become more inclined to accept alternative therapies.

The Overview indicates that U.S. retail sales of herbal and botanical supplements showed the highest growth of any nutritional products in 1997, growing 18% from $2.99 billion to $3.53 billion. The natural food/health chain channel remained the largest contributor to sales (37%), followed by network marketing (30%), mass market (14%), direct/mail order (9%), and practitioners and specialty herb shops. Mass market herb sales expanded 79% in 1997. The Overview indicates that the mass market is expected to remain the strongest growth area as consumer awareness grows and well-funded new product lines from multi-national companies are introduced. In 1997, 17 of the 40 herb product categories tracked by Information Resources, Inc. ("IRI"), more than doubled mass market sales led by St. John's Wort at 20,000% to $48 million and Kava Kava at 1,000%.

Sales of herbs and botanicals in 1997 by natural food stores expanded 19% to $1.29 billion. Mass market sales of ginkgo biloba, ginseng, garlic, St. John's Wort and echinacea ranked as the leaders, accounting for 77% of single herb sales according to IRI. Sales by natural food stores of those same products represented only 50% of single herb sales in 1997. In all distribution channels, products with herbal combinations accounted for about 40% of sales, with multi-level marketing firms selling a higher proportion of combinations.

U.S. consumer sales of each of the five leading herbs (ginkgo biloba, ginseng, garlic, St. John's Wort and echinacea) exceeded $200 million in 1997. More than 50 other single herbs make up sales of another $1.1 billion, and sales of herb combinations account for the remaining $1.2 billion. The NUTRITION BUSINESS JOURNAL forecasts annual growth for retail sales of herbs and botanicals at 16-18%.

In the fall of 1998, three large multinational pharmaceutical firms launched herbal products. Bayer Consumer Care, a division of Bayer Corp., introduced seven herbal/vitamin/mineral combinations under its ONE-A-DAY brand into mass market outlets, including supermarkets, pharmacies, and discount chain stores. Bayer initiated a $17 million advertising campaign targeting older consumers as well as consumers in the 18-34 age range. Warner-Lambert, Inc. and American Home Products also introduced or test-marketed herbal products last fall. We believe that other pharmaceutical industry giants will also enter the market in the future.

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The Overview estimates that there are 1,050 manufacturers and branded marketers of supplements in the United States, 16 of which report revenues of over $100 million and represent 55% of the market, up from 12 companies and 44% of the market in 1996. We believe this consolidation is ongoing. Small companies tend to sell to companies using relatively low barrier-to-entry, non-traditional sales channels, such as multi-level marketing, mail order and the internet. We believe that there are opportunities for growth through acquisitions of many of these small manufacturers.

BUSINESS STRATEGY

Key elements of Innovative's business strategy are to:

     o BROADEN MANUFACTURING CUSTOMER BASE. We are continuously seeking ways to expand our manufacturing customer base. We believe that we can increase our market penetration of manufacturing customers by continuing to reduce manufacturing time using fully-automated high-speed manufacturing equipment, by delivering high quality products and by providing the research and development support to improve our current product base and develop new products. We will also continue to develop strategic alliances with manufacturing customers to become their exclusive manufacturer and receive a portion of retail sales profits.

     o DEVELOP A COMPREHENSIVE SALES AND MARKETING PROGRAM FOR OUR BRANDED PRODUCTS. Historically, we have not had the capital to increase our market penetration and the scope of the distribution of our products. Currently, our branded products have limited distribution in health food stores, retail mass market retailers and direct mail channels of distribution. We intend to expand our sales force to initiate direct and regular contact with key store personnel, to inform them of new product developments and industry trends, aid them in the design of store displays and create merchandising programs which promotes our branded products. We also intend to increase our marketing efforts through direct mailings, newsprint advertising and national print media.

     o PROVIDE RAPID INTRODUCTION OF CUTTING EDGE PRODUCTS. Much of the recent growth in the dietary supplement industry can be attributed to emotional appeal of these products and the intense consumer and media interest associated with that appeal. We feel that this growth can only be maintained through the rapid introduction of products that pique the interest of health conscious consumers and maintain their interest over the long term. We intend to increase our ongoing development and marketing of new products in order to capitalize on and create these market opportunities. We are in the process of finalizing a process that should increase our ability to anticipate consumer trends and monitor product developments in the dietary supplement industry. This will maximize margins on our branded products, which we believe will be significantly higher than on products produced by other manufacturers.

     o CREATE MORE VALUE ADDED PRODUCTS. We feel that we can differentiate ourselves from our competition by providing customers with more value added products. Consequently, we intend to produce more dietary and health supplements that integrate a variety of compounds to achieve greater bio-availability, effectiveness and product convenience.

     o PURSUE STRATEGIC ACQUISITIONS. We believe that the dietary supplement industry is fragmented and currently offers attractive acquisition opportunities. We intend to pursue acquisition opportunities that will broaden our product line, provide efficiencies in manufacturing through economies of scale, broaden our customer base, complement our existing business and further our strategic goals.

     o PROVIDE FASTER AND APPROPRIATE RESPONSE TO CUSTOMER NEEDS. We believe that we can differentiate ourselves from competitors in the dietary supplement industry by providing customers with faster and more appropriate responses to their needs. Our response time in developing both proprietary and private label products is critical to take advantage of consumer trends and preferences. We intend to capitalize on these trends and preferences to expand our customer base and provide consumers with the most timely and well-adapted products for their needs.

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     o  EXPAND VETERINARY DIETARY SUPPLEMENT SALES. Herbal develops, markets and distributes health supplements for domestic animals and horses, and for human consumption under the following four product trade names:

        o VITALITY SYSTEMS brand name markets nutritional supplements for pets and horses exclusively to veterinarians;

        o EQUINE SOLUTIONS brand name markets nutritional supplements for horses to feed stores, trainers, stables or boarding facilities and to the individual horse owner by direct mail, telemarketing and limited print advertising;

        o VITALITY PET brand name is a line extension of Equine Solutions that markets nutritional specialty supplements for domestic animals. We intend to develop strategies to increase awareness and sales of these products in pet distribution channels; and

        o VITALITY HEALTH SYSTEMS brand name is a dietary supplement for humans. Herbal markets these products through expositions, new product releases, display advertising in trade and consumer magazines, referrals and telemarketing.

We intend to increase distribution of these branded products through increased mass direct mailings, expanded print media advertising and telemarketing.

MANUFACTURING AND DISTRIBUTION FACILITIES

Innovative leases a 33,222 square foot office, manufacturing, research and development, laboratory, packaging and warehouse facility located in the greater Tampa Bay, Florida area. We use this site for our executive offices and for the manufacture of tablets, capsules, liquids and powders. We are currently expanding this site with 16,000 square feet of additional manufacturing space. This addition should be completed by the second calendar quarter of the year 2000. The facility utilizes high-speed encapsulating, tableting and production line equipment. It also houses our graphic arts department, which designs and produces labels for products produced at both of our facilities. The facility is large enough to handle large orders, but still able to provide quick response to customer needs. Our research and development department, also housed in this facility, develops and improves both our proprietary products and the products we manufacture for others.

Our second manufacturing facility, which is also located in the greater Tampa Bay, Florida area in 9,694 square feet of leased space, is used to manufacture over-the-counter products, creams and lotions. This facility is registered with the U.S. Food and Drug Administration to manufacture and package over-the-counter drugs.

We currently have manufacturing capability to produce approximately 270 million tablets and capsules and four million bottles annually. We, on average, operate our manufacturing facilities one shift per day, five days per week. At times, certain packaging lines or capsule and tablet production lines run longer as demand warrants. We believe we can double sales volume without expanding our current facilities. An increase in production would require additional space for warehousing and shipping operations as well as additional personnel, but would not necessarily require substantial capital investment.

We operate flexible manufacturing lines which enable us to shift output efficiently among various pieces of equipment depending upon such factors as batch size, tablets or capsule count, and labeling requirements. We strive to fulfill and ship all orders within 30-45 days.

RESEARCH AND DEVELOPMENT

Our research and development department is staffed by three full-time chemists. The department is responsible for the development of new concepts and formulations for our branded products and products manufactured for others. The technical staff prepares cost estimates and samples based on these formulations, refining them as necessary. They also develop operational procedures and conduct pilot operations prior to the final manufacture of the product. Nutritional information and label requirements are prepared by the department's regulatory staff personnel.

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The laboratory is equipped with modern up-to-date laboratory test equipment, including high pressure liquid chromatography, atomic absorption spectroscopy, as well as instruments to test pH, viscosity, moisture, gradient sizing, ash, melting point, refractive index, tablet hardeners and disintegration. The laboratory includes stability chambers to test both long-term and accelerated shelf life of each product. The laboratory is also capable of conducting microbiological tests for total plate count and choliform.

We believe we are in compliance with all applicable environmental regulations.

DISTRIBUTION

The products we manufacture for others are distributed to health food and drug stores, mass merchandisers, and directly marketed by our in-house sales force and by various other means including internet sales. Our branded non-veterinary products are distributed to health food, drug and convenience stores. Herbal's branded veterinary dietary supplement products are distributed through veterinary clinics, feed stores, boarding facilities, animal trainers, and mail order.

MARKETING AND SALES

Our in-house sales force markets our branded products, and the products we manufacture for others, directly to our wholesale customers.

Herbal markets its veterinary products directly to consumers by direct mail and markets to wholesale purchasers through our sales force. We utilize our in-house sales force to market directly to manufacturing customers.

BACKLOG

Our revenues are generated by fulfilling sales orders received from our customers within an average turn-around time ranging from 30-45 days. Consequently, we have experienced a backlog for future revenues at all times. As of September 30, 1999, we had approximately $580,000 in backlog sales orders.

PRODUCT DEVELOPMENT

Generally, the novelty and uniqueness of our products yield higher profit margins. Our product development team works closely with our customers to understand their needs, strengths and potential, and to create products with more unique sales points. We develop our products by applying the latest technologies to solve the end user's needs. Our response time in developing both proprietary products and products for others is critical in order to take advantage in consumer trends and preferences. For example, we developed a touch-free roll-on for arthritis so users need not touch the irritating active ingredient with their fingers. Dr. Sekharam, our President, provides guidance and direction for the research and development team in product development.

PRINCIPAL SUPPLIERS AND SOURCES OF SUPPLY

We obtain all of our raw materials for the manufacture of our products from third-party suppliers. Many of the raw materials used in our products are harvested internationally. We do not have contracts with any suppliers committing such suppliers to provide materials required for the production of our products. There can be no assurance that suppliers will provide raw materials needed by us in the quantities requested or at a price we are willing to pay. Because we do not control the actual production of these raw materials, we are also subject to delays caused by interruption in production of materials based on conditions not within our control. Such conditions include job actions or strikes by employees of suppliers, adverse weather and crop conditions, transportation interruptions and natural disasters or other catastrophic events. Our inability to obtain adequate supplies of raw materials for our products at favorable prices, or at all, could have a materially adverse effect on our business, financial condition, results of operations, and cash flows. During the Christmas holiday season, many of our suppliers are closed. Consequently, we adjust our raw material inventory levels to minimize shortages during that time.

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PRIVATE LABEL PRODUCTS

Sales of our private label products accounted for approximately 99% of our revenues for the six month period ended September 30, 1999. We currently manufacture products for over 400 private label customers in 47 states in the U.S. and ship to several countries internationally. Our private label business has a widely distributed revenue base, with no individual customer comprising more than 5% of our private label revenues.

BRANDED PRODUCTS

Sales of the our branded products accounted for approximately 1% of our revenues for the six month period ended September 30, 1999. Innovative's branded products currently include:

     o "Arth-Aid (TM)" arthritis cream and easy-to-use roll-on is designed to relieve arthritic pain, and is formulated with capsaicin and functional botanicals;

     o "Nutri-Sure (TM)" is a meal replacement powder mix with nutritious proteins, medium chain triglycerides and antioxidants that conforms with diabetic diet requirements; and

     o "Physicians' Pharmaceuticals (TM)" is a proprietary line of dietary supplements which includes vitamins, minerals and herbal supplements.

Sales of Herbal's branded products accounted for approximately 98% of Herbal's revenues for the six month period ended September 30, 1999. Herbal's branded products currently include:

     o "MSM" (Methylsulfonylmethane)- a naturally occurring bioactive form of sulfur that provides anti-oxidant and anti-inflammatory relief. MSM is marketed by Vitality Systems, Vitality Health Systems, Vitality Pet and Equine Solutions;

     o "DMG"- a metabolic enhancer designed to improve stamina and endurance and enhance cellular immune response (marketed by Vitality Systems, Vitality Health Systems, Vitality Pet and Equine Solutions);

     o "Ester-C"- a bio-available form of Vitamin C which does not cause digestive upset (marketed by Vitality Systems, Vitality Health Systems, Vitality Pet and Equine Solutions);

     o "Integra-4x"- a formulated product containing Chondroitin sulfate designed to provide elasticity to joints and connective tissue (marketed by Vitality Health Systems);

     o "Ultra Flex Plus"- a Glucosamine HCL based amino supplement that assists in healing of joints and relief of joint related pain (marketed by Vitality Systems, Vitality Health Systems, Vitality Pet and Equine Solutions);

     o "Capsaicin Cream"- pain relief cream, designed particularly for arthritis sufferers (marketed by Vitality Health Systems);

     o "Power Play"- a mixture of Creatine Monohydrate, Tribulus Terrestris, Chromium, Selenium and MSM designed to provide safe nutritional support for athletes seeking peak performance in short duration, high intensity efforts (marketed by Vitality Health Systems);

     o "Neuro-Balance"- a mixture of St. John's Wort, Gingko biloba, American Ginseng, Siberian Ginseng, MSM and Vitamin B12 designed to provide the ultimate in nutritional support to the brain (marketed by Vitality Health Systems);

     o "Creams and Lotions"- a mixture of MSM, Vitamins A, C, and E, Aloe Vera, Jojoba oil, Green Tea Extract and Arnica designed to promote skin permeability and pliability and eliminate inflammation, scars and blemishes (marketed by Vitality Health Systems);

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     o  "Multi-Vitamin Mineral" for Dogs- flavored vitamin-mineral chewable tablet for dogs (marketed by Vitality Systems and Vitality Pet);

     o "Power Source" for Dogs- designed to restore and recuperate cellular energy and build muscle mass in the active dog or cat (marketed by Vitality Systems and Vitality Pet);

     o "StimuPlus Pro"- compact electro-therapeutic micro current stimulator designed to detect and stimulate acupuncture points (marketed by Vitality Systems, Vitality Pet and Equine Solutions);

     o "Hoof & Coat Conditioner"- intensive biotin product for maintaining healthy hooves and coat (marketed by Vitality Systems and Equine Solutions);

     o "E-Quest"- horse feed supplement formulated to provide optimal nutrition, balance and nutrient bio-availability (marketed by Vitality Systems and Equine Solutions); and

     o "Vitamin E with Selenium Pellets"- balanced supplement designed to enhance the antioxidant activity of a wide variety of equine diets (marketed by Vitality Systems and Equine Solutions).

COMPETITION

The manufacturing, wholesale, retail and distribution industries in which we operate are highly competitive. Numerous companies, many of which have greater size and financial, personnel, distribution and other resources than us, compete with us in our development, manufacture, distribution, wholesaling and retailing businesses. The NUTRITION BUSINESS Journal estimates that there are 1,050 manufacturers and branded marketers of dietary supplements in the United States with at least $500,000 in annual sales. The NUTRITION BUSINESS JOURNAL'S 1997 database includes 16 companies with over $100 million in revenues, representing 55% of the dietary supplement market, up from 12 companies and 44% of the market in the 1996 analysis.

Our branded products face substantial competition from broadline manufacturers, major private label manufacturers and, more recently, large pharmaceutical companies. Increased competition from such companies could have a materially adverse effect on our operations because such companies have greater financial and other resources available to them and possess manufacturing, distribution and marketing capabilities far greater than ours.

We compete on the basis of product quality and customer service. Our ability to compete favorably with our competitors with respect to our branded products will depend primarily upon our development of brand recognition across multiple distribution channels, our ability to quickly develop new products with market potential, to successfully advertise, market and promote our products, as well as our product quality and the development of a strong and effective distribution network.

TRADEMARKS

We utilize the following federally registered trademarks: Nutrisure (TM), Physician Pharmaceutical (TM) and Arth-Aid (TM). We believe that protecting some of our trademarks is crucial to our business strategy of building strong brand name recognition and that such trademarks have significant value in the marketing of our products.

Our policy is to pursue registrations of all the trademarks associated with our key products. We rely on common law trademark rights to protect our unregistered trademarks. These unregistered trademarks include Vitality Systems, Vitality Health Systems, Vitality Pets and Equine Solutions. Common law trademark rights generally are limited to the geographic area in which the trademark is actually used, while a United States federal registration of a trademark enables the registrant to stop the unauthorized use of the trademark by any third party anywhere in the United States. Furthermore, the protection available, if any, in foreign jurisdictions may not be as extensive as the protection available to us in the United States.

Although we seek to ensure that we do not infringe the intellectual property rights of others, there can be no assurance that third parties will not assert intellectual property infringement claims against us. Any infringement claims by third parties against us may have a materially adverse effect on our business, financial condition, results of operations and cash flows.

GOVERNMENTAL REGULATORY MATTERS

The manufacture, packaging, labeling, advertising, promotion, distribution and sale of our products are subject to regulation by numerous governmental agencies, the most active of which are the U.S. Food and Drug Administration (the "FDA"), which regulates our products under the Federal Food, Drug and Cosmetic Act (the "FFDCA") and regulations promulgated thereunder and the U.S. Federal Trade Commission ("FTC") which regulates the advertising of our products under the Federal Trade Commission Act ("FTCA"). Our products are also subject to regulation by, among other regulatory agencies, the Consumer Product Safety Commission, the U.S. Department of Agriculture, the U.S. Department of Environmental Regulation and the Occupational Safety and Health Administration. The manufacture, labeling and advertising of our products are also regulated under the Occupational Safety and Health Administration by various state and local agencies as well as each foreign country to which we distribute our products.

The regulation of dietary supplement labeling claims by the FDA is governed by the FFDCA and the recent Dietary Supplement Health and Education Act of 1994 ("DSHEA"). Under ss.6 of the DSHEA, structure/function claims are permitted in dietary supplement labeling without prior authorization by the FDA, provided that the manufacturer has substantiation for the claims and complies with certain notification and disclaimer requirements. The DSHEA amended the FTCA and set up a new framework for FDA regulation of dietary supplements. It also created an office in the National Institutes of Health to coordinate research on dietary supplements, and has called on President Clinton to set up an independent dietary supplement commission to report on the use of claims in dietary supplement labeling. In passing the DSHEA, Congress recognized first, that many people believe that dietary supplements offer health benefits and second, that consumers want a greater opportunity to determine whether supplements may help them. The law essentially gives dietary supplement manufacturers freedom to market more products as dietary supplements and provide information about their products' benefits.

Traditionally, dietary supplements referred to products made of one or more of the essential nutrients, such as vitamins, minerals, and protein. But DSHEA broadened the definition to include, with some exceptions, any product intended for ingestion as a supplement to the diet. This includes vitamins, minerals, herbs, botanicals, and other plant-derived substances; and amino acids and concentrates, metabolites, constituents and extracts of these substances. DSHEA requires manufacturers to include the words "dietary supplement" on product labels. Also, starting in March 1999, a "Supplement Facts" panel is required on the labels of all dietary supplements. The substantial majority of the products marketed or manufactured by us are regulated as dietary supplements under the FDA.

The FDA oversees product safety, manufacturing and product information, such as claims in a product's labeling, package inserts, and accompanying literature. One of the most important functions of the FDA relates to drugs. A drug, which sometimes can be derived from plants used as traditional medicines, is an article that, among other things, is intended to diagnose, cure, mitigate, treat, or prevent diseases. Before marketing, drugs must undergo clinical studies to determine their effectiveness, safety, possible interactions with other substances, and appropriate dosages, and the FDA must review the data and authorize the drugs' use before they are marketed. Although we do not develop drugs, we manufacture over-the-counter drugs for others and distribute them. Our manufacture of over-the-counter drugs must be in compliance with all FDA guidelines and FDA enforced Good Manufacturing Practices regulations ("GMP's") for those products as set forth in official monographs of the U.S. Pharmacoepia and other applicable laws enforced by the FDA.

The FDA does not authorize, endorse, or test dietary supplements. However, a product sold as a dietary supplement and touted in its labeling as a new treatment or cure for a specific disease or condition would be considered an unauthorized (and thus illegal) drug. Labeling changes consistent with the provisions in DSHEA would be required to maintain the product's status as a dietary supplement.

As with food, federal law requires manufacturers of dietary supplements to insure that the products they put on the market are safe. Dietary supplement manufacturers wanting to market a new ingredient (that is, an ingredient not marketed in the United States before 1994) have two options. They can first submit to the FDA, at least 75 days before the product is expected to go to market, information that supports their conclusion that the new ingredient can reasonably be expected to be safe, meaning that the new ingredient does not present a significant or unreasonable risk of illness or injury under conditions of use recommended in the product's labeling. The information the manufacturer submits becomes publicly available 90 days after the FDA receives it. Another option for manufacturers is to petition the FDA to establish the condition under which the new dietary ingredient would reasonably be expected to be safe.

Under DSHEA and previous food labeling laws, supplement manufacturers are permitted to use, when approved by the FDA, three types of claims: nutrient-content claims, disease claims, and nutrition-support claims, which include "structure-function claims." Nutrient-content claims describe the level of a nutrient in a food or dietary supplement. For example, a supplement containing at least 200 mg of calcium per serving could carry the claim "high in calcium." A supplement with at least 12 mg per serving of Vitamin C could state on its label, "excellent source of Vitamin C."

Disease claims show a link between a substance and a disease or health-related condition. The FDA authorizes disease claims based on a review of the scientific evidence. Alternatively, after the FDA is notified, the claims may be based on an authoritative statement from certain scientific bodies, such as the National Academy of Sciences, that shows or describes a well-established diet-to-health link. For instance, it is permissible to advertise a link between calcium and a lower risk of osteoporosis, if the supplement contains sufficient amounts of calcium.

Nutrition-support claims can describe a link between a nutrient and the deficiency disease that can result if the nutrient is lacking in the diet. For example, the label of a Vitamin C supplement could state that Vitamin C prevents scurvy. When these types of claims are used, the label must mention the prevalence of the nutrient-deficiency disease in the United States.

Claims can also refer to the supplement's effect on the body's structure or function, including its overall effect on a person's well-being. These are known as structure-function claims. Examples of structure-function claims are:
"calcium builds strong bones"; "antioxidants maintain cell integrity"; and "fiber maintains bowel regularity."

Under DSHEA, manufacturers are also permitted to use structure-function claims without FDA authorization. These claims are based on the manufacturer's review and interpretation of scientific literature. Like all label claims, structure-function claims must be true and not misleading. Structure-function claims must be accompanied by the disclaimer "This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease." Manufacturers who plan to use a structure-function claim on a particular product must inform the FDA of the use of the claim no later than 30 days after the product is first marketed. The manufacturer must be able to substantiate its claim. If the submitted claims promote the product as drugs instead of supplements, the FDA can advise the manufacturer to change or delete the claim.

Recently, the FDA has identified several problems where manufacturers were buying herbs, plants and other ingredients without first adequately testing them to determine whether the product they ordered was actually what they received or whether the ingredients were free from contaminants. The FDA has advised consumers to look for ingredients in products with the U.S.P. notation, which indicates the manufacturer followed standards established by the U.S. Pharmacopoeia, and to consider the name of the manufacturer or distributor, stating that supplements made by a nationally known food and drug manufacturer have likely been made under tight controls because these companies already have in place GMP's for their already existing products.

Claims made for our dietary supplement products may include statements of nutritional support and health and nutrient content. The FDA's interpretation of what constitutes an acceptable statement of nutritional support may change in the future thereby requiring that we revise our labels. The FDA recently issued a proposed rule on what constitutes permitted structure/function claims as distinguished from prohibited disease claims. Although we believe our product claims comply with the law, depending on the content of the final regulation, we may need to revise our labels.

The FDA issued final dietary supplement labeling regulations in 1997 that required a new format for dietary supplement product labels by March 23, 1999. All companies in the dietary supplement industry are required to comply with these labeling regulations. The FDA has also announced that it is considering promulgating new GMP's, specific to dietary supplements. Such GMP's, if promulgated, may be significantly more rigorous than currently applicable GMP requirements and contain quality assurance requirements similar to GMP requirements for drug products. Therefore, we may be required to expend additional capital resources on upgrading manufacturing processes and/or equipment in the future in order to comply with the law.

Our failure to comply with applicable FDA regulatory requirements could result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines, and criminal prosecutions.

We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on our business in the future. The FDA or other governmental regulatory bodies could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not capable of reformulation, additional recordkeeping, expanded documentation of the properties of certain products, expanded or different labeling, and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on our business, financial condition and results of operations.

Our advertising of dietary supplement products is subject to regulation by the FTC under the FTCA. The FTCA prohibits unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce. The FTCA provides that the dissemination or the causing to be disseminated of any false advertisement pertaining to drugs or foods, which would include dietary supplements, is an unfair or deceptive act or practice. Under the FTC's Substantiation Doctrine, an advertiser is required to have a "reasonable basis" for all objective product claims before the claims are made. Failure to adequately substantiate claims may be considered either deceptive or unfair practices. Pursuant to this FTC requirement we are required to have adequate substantiation for all material advertising claims made for our products.

In recent years the FTC has initiated numerous investigations of dietary supplement and weight loss products and companies. The FTC is reexamining its regulation of advertising for dietary supplements and has announced that it will issue a guidance document to assist supplement marketers in understanding and complying with the substantiation requirement. Upon release of this guidance document we will be required to evaluate our compliance with the guideline and may be required to change our advertising and promotional practices. We may be the subject of investigation in the future. The FTC may impose limitations on our advertising of products. Any such limitations could materially adversely affect our ability to successfully market our products.

The FTC has a variety of processes and remedies available to it for enforcement, both administratively and judicially, including compulsory processes, cease and desist orders, and injunctions. FTC enforcement can result in orders requiring, among other things, limits on advertising, corrective advertising, consumer redress, divestiture of assets, rescission of contracts and such other relief as may be deemed necessary. A violation of such orders could have a material adverse effect on our business, financial condition and results of operations.

Advertising, labeling, sales and manufacturing of dietary supplements and conventional foods are also regulated by state and local authorities. There can be no assurance that state and local authorities will not commence regulatory action which could restrict the permissible scope of our product claims or our ability to sell in that state.

Governmental regulations in foreign countries where our plans to commence or expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of our products. Compliance with such foreign governmental regulations is generally the responsibility of our distributors for those countries. These distributors are independent contractors over whom we have limited control.

We manufacture certain products pursuant to contracts with customers who distribute the products under their own or other trademarks. Such private label customers are subject to government regulations in connection with their purchase, marketing, distribution and sale of such products. We are subject to government regulations in connection with our manufacturing, packaging and labeling of such products. However, our private label customers are independent companies, and their labeling, marketing and distribution of such products is beyond our control. The failure of these customers to comply with applicable laws or regulations could have a materially adverse effect on our business, financial condition, results of operations and cash flows.

We may be subject to additional laws or regulations by the FDA or other federal, state or foreign regulatory authorities, the repeal of laws or regulations which we consider favorable, such as the Dietary Supplement Health and Education Act of 1994, or more stringent interpretations of current laws or regulations, from time to time in the future. We are unable to predict the nature of such future laws, regulations, interpretations or applications, nor can we predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on our business in the future. The FDA or other governmental regulatory bodies could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, imposition of additional recordkeeping requirements, expanded documentation of the properties of certain products, expanded or different labeling and scientific substantiation. Any or all of such requirements could have a materially adverse effect on our business, financial condition, results of operations and cash flows.

EMPLOYEES

As of September 30, 1999, Innovative had 56 employees and Herbal had 6 employees. Of these employees, 11 were engaged in marketing and sales, 38 were devoted to production and distribution and 13 were responsible for management and administration. None of Innovative's or Herbal's employees are covered by a collective bargaining agreement. We believe we have good relations with our employees.

LEGAL MATTERS

From time to time we are subject to litigation incidental to our business including possible product liability claims. Such claims, if successful, could exceed applicable insurance coverage. We are not currently a party to any legal proceedings that we consider to be material.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS, DIRECTOR NOMINEES AND KEY EMPLOYEES

The executive officers, directors and key employees of the Company and their ages and positions with the Company as of September 30, 1999 are as follows:

                    NAME                               AGE                   POSITION
                    ----                               ---                   --------
EXECUTIVE OFFICERS AND DIRECTORS
Jugal K. Taneja......................................   55           Chairman of the Board and Director
Paul A. Santostasi...................................   63           Vice Chairman, Business Development and Director
Kotha S. Sekharam, Ph.D..............................   48           President and Director
Carol Dore-Falcone...................................   35           Vice President, Chief Financial Officer
Mihir K. Taneja......................................   24           Vice President, Marketing and Secretary
Todd Hay.............................................   32           Vice President, Brand Sales
William L. LaGamba...................................   40           Director
Rakesh K. Sharma, M.D................................   42           Director
Gerald Schmoling, D.V.M..............................   41           President of Herbal Health Products, Inc.

EXECUTIVE OFFICERS AND DIRECTORS

JUGAL K. TANEJA has served as Innovative's Chairman of the Board since June 12, 1998. Until June 1998, he also served as Chief Executive Officer for Dynamic Health Products, Inc., Innovative's and Herbal's parent company. From November 1991 until December 1998, he also served as the Chairman of the Board and Chief Executive Officer of NuMed Home Health Care, Inc., a provider of home health care services and contract staffing of health care employees. From June 1993 until March 1998, he was also the Chief Executive Officer of National Diagnostics, Inc., a provider of medical diagnostic services. NuMed Home Health Care, Inc and National Diagnostics, Inc., are publicly traded companies. Mr. Taneja is also a Director of Nutriceuticals.com Corporation, a public company operating as an online business-to-business wholesaler and retailer of pharmaceuticals, over-the-counter drugs, health and beauty care products and private label nutritional supplements. Although he devotes substantial time to our operations and business, Mr. Taneja does not devote his full time to our business. See "Principal Shareholders."

PAUL A. SANTOSTASI has served as Vice Chairman of Business Development since June 1998. Prior to being Vice Chairman of Business Development he was the Chairman and Chief Executive Officer of Energy Factors, Innovative's predecessor, from 1989 until its acquisition in June 1998. Prior to his affiliation with Energy Factors, he was the founder, Chairman and Chief Executive Officer of Suncoast Plastics, a public company, from 1980 until 1989. Mr. Santostasi holds a B.S. degree in mechanical engineering.

DR. KOTHA S. SEKHARAM was a founder and director of Nu-Wave Health Products, Inc., a developer and manufacturer of over-the-counter analgesic roll-ons and creams, dietary supplements and health and beauty products. Dynamic Health Products, Inc. acquired Nu-Wave Health Products, Inc. in January 1998. Dr. Sekharam served as Vice President of Nu-Wave from September 1995 until June 1996. From 1992 until September 1995, he served as Director of Research and Development of Energy Factors, Inc., Innovative's predecessor. He has served as President of Dynamic since June 1996 and President of Innovative since June 1998. Presently, he continues to serve as President for both Innovative and Dynamic. Dr. Sekharam holds a Ph.D. in food sciences from Central Food Technological Research Institute, Mysore, India, a United Nations university center and has over fifteen years of experience in the food and health industry.

CAROL DORE-FALCONE has served as Innovative's Vice President and Chief Financial Officer since August 1999. She has also served as Vice President and Chief Financial Officer of Dynamic Health Products, Inc. since August 1999. Prior to joining Innovative, Ms. Dore-Falcone was employed as an audit manager with Deloitte & Touche LLP, Certified Public Accountants, where she had served in various capacities since January of 1990. Ms. Dore-Falcone is a certified public accountant and holds an M.B.A. from the University of Tampa.

MIHIR K. TANEJA has served as Vice President of Marketing since June of 1998 and Secretary of Innovative since November of 1999. He also served as Vice President of Marketing of Dynamic from July 1996 to September 1998. Prior to joining Dynamic, Mr. Taneja served as a market and financial analyst for Bancapital Corporation from 1994 to 1996, while pursuing his undergraduate education. Mr. Taneja holds B.A. degrees in finance and marketing from the University of Miami.

TODD HAY has served as Innovative's Vice President, Brand Sales since August 1999. Prior to joining Innovative, Mr. Hay served as Senior Vice President and Chief Operating Officer of Stellar Health Products, Inc. from 1997 to 1999. From 1993 to 1997, Mr. Hay served as Director of Marketing for National Chemical, Inc. Mr. Hay holds an M.B.A. from Nova Southeast University.

WILLIAM L. LAGAMBA is a director of Innovative and has been the Chief Executive Officer of Dynamic Health Products, Inc. from June 1998 until November 1999. He was a founder and the President of Becan Distributors, Inc., a wholesaler of prescription and non-prescription pharmaceuticals from its inception in January 1997, until June 1998. For 14 years prior to January 1997, Mr. LaGamba was employed in various capacities by McKesson Drug Company, a large distributor of pharmaceuticals, health and beauty aids and services.

RAKESH K. SHARMA, M.D., has served as a director of the Company since June 1999. Dr. Sharma is a practicing cardiologist and is a member of the medical staff of several hospitals in Pinellas County, Florida. Prior to holding these positions, Dr. Sharma served as Assistant Professor of Cardiology at University of Missouri, Columbia from June 1993 to June 1995.

GERALD SCHMOLING, D.V.M., has served as a director of Herbal and its President since December 1998. Prior to Dynamic's formation of Herbal in 1998, Dr. Schmoling served as President and Chief Executive Officer of Schmoling & Associates, Inc., a distributor and marketer of animal health products, since January 1994. Dr. Schmoling holds a D.V.M. degree from Michigan State University and an M.B.A. from Indiana Wesleyan University.

BOARD, BOARD COMMITTEES AND COMPENSATION

We reimburse each of our directors for reasonable expenses incurred in attending meetings of our Board of Directors. Directors currently receive no other compensation for their services as directors. Following completion of this offering, however, we intend to pay each non-employee director a fee of $500 for each meeting attended by such director, but not less than $2,000 per year if they attend at least three meetings during the year. Outside directors who serve on board committees will be paid a fee of $100 for each committee meeting attended by such director.

The Board of Directors currently has no standing nominating committee.

EMPLOYMENT AGREEMENTS

Upon completion of this offering, we intend to enter into three year employment agreements with Dr. Kotha S. Sekharam, President, and Mihir K. Taneja, Vice President of Marketing, at annually salaries of $90,000 and $60,000, respectively. In addition, upon completion of this offering, we intend to assume Mr. Santostasi's current employment agreement with Dynamic, at an annual salary of $125,000, which shall expire in June of the year 2001.

In each case, the employees will be permitted to participate in benefits and employee benefit plans of Innovative that may be in effect from time to time, to the extent eligible, and each employee is entitled to receive an annual bonus as determined in the sole discretion of our Board of Directors based on the Board's evaluation of the employee's performance and the financial performance of Innovative.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE. The following table sets forth certain information regarding compensation earned by Kotha S. Sekharam, Gerald Schmoling, and Paul A. Santostasi (the "Named Executive Officers"), during the years ended March 31, 1999, 1998 and 1997. No executive officer of Herbal had total cash and non-cash compensation in excess of $100,000 during the previous three years.

                                          SUMMARY COMPENSATION TABLE
                                                                                      ANNUAL COMPENSATION
                                                                         FISCAL   --------------------------
             NAME AND PRINCIPAL POSITION                                  YEAR    SALARY ($)       BONUS ($)
             ---------------------------                                  ----    ----------       ---------
Kotha S. Sekharam, Ph.D., President of Innovative                         1999     75,000              --
                                                                          1998     75,000           5,414(1)
                                                                          1997     52,500              --

Gerald Schmoling, President of Herbal                                     1999     12,692              --
                                                                          1998        N/A             N/A
                                                                          1997        N/A             N/A

Paul A. Santostasi, Vice Chairman, Business Development, Innovative       1999    121,711             N/A
                                                                          1998        N/A             N/A
                                                                          1997        N/A             N/A

(1) Dr. Sekharam's employment agreement during this period provided for annual bonuses based on individual performance and the financial performance of the Company.

COMPENSATION PURSUANT TO PLANS

1999 STOCK OPTION PLAN. In December 1999, Innovative's Board of Directors adopted the company's 1999 Stock Option Plan, which has been approved by the company's shareholders, subject to the mailing of an Information Statement in accordance with Securities and Exchange Commission rules. The purpose of the 1999 plan is to enable the company to attract and retain top-quality employees, officers, directors and consultants and to provide such employees, officers, directors and consultants with an incentive to enhance stockholder return. The 1999 plan provides for the grant to officers, directors, or other key employees and consultants of the company, of options to purchase up to an aggregate of 500,000 shares of common stock.

The 1999 plan may be administered by the board of directors or a committee of the Board, which has complete discretion to select the optionees and to establish the terms and conditions of each option, subject to the provisions of the 1999 plan. Options granted under the 1999 plan may be "incentive stock options" as defined in Section 411 of the Internal Revenue Code of 1986 or so-called nonqualified options.

The exercise price of incentive stock options may not be less than 100% of the fair market value of the common stock as of the date of grant (110% of the fair market value if the grant is to an employee who owns more than 10% of the total combined voting power of all classes of capital stock of the company). The Internal Revenue Code currently limits to $100,000 the aggregate value of common stock that may be acquired in any one year pursuant to incentive stock options under the 1999 plan or any other option plan adopted by the company. Nonqualified options may be granted under the 1999 plan at an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. Nonqualified options also may be granted without regard to any restriction on the amount of common stock that may be acquired pursuant to such options in any one year.

Subject to the limitations contained in the 1999 plan, options become exercisable at such times and in such installments (but not less than 20% per year) as the Committee shall provide in the terms of each individual stock option agreement. The Committee must also provide in the terms of each stock option agreement when the option expires and becomes unexercisable, and may also provide the option expires immediately upon termination of employment for any reason. No option held by directors, executive officers or other persons subject to Section 16 of the Securities Exchange Act of 1934 may be exercised during the first six months after such option is granted.

Unless otherwise provided in the applicable stock option agreement, upon termination of employment of an optionee, all options that were then exercisable would terminate three months (twelve months in the case of termination by reason of death or disability) following termination of employment. Any options which were not fully vested and exercisable on the date of such termination would immediately be cancelled concurrently with the termination of employment.

Options granted under the 1999 plan may not be exercised more than ten years after the grant (five years after the grant if the grant is an incentive stock option to an employee who owns more than 10% of the total combined voting power of all classes of capital stock of the company). Options granted under the 1999 plan are not transferable and may be exercised only by the respective grantees during their lifetime or by their heirs, executors or administrators in the event of death. Under the 1999 plan, shares subject to cancelled or terminated options are reserved for subsequently granted options. The number of options outstanding and the exercise price thereof are subject to adjustment in the case of certain transactions such as mergers, recapitalizations, stock splits or stock dividends. The 1999 plan is effective for ten years, unless sooner terminated or suspended.

DIRECTOR AND OFFICER INDEMNIFICATION

Innovative's and Herbal's articles of incorporation provide that the Company will indemnify its officers, directors and other eligible persons to the fullest extent permitted under the laws of the State of Florida. The Company has also entered into indemnification agreements with each of its current directors and executive officers which will provide for indemnification of, and advancement of expenses to, such persons for expenses and liability incurred by them by reason of the fact that they are or were a director, officer, shareholder of the Company including indemnification under circumstances in which indemnification and advancement of expenses are discretionary under Florida law.

The Company believes that it is the position of the Securities and Exchange Commission that, insofar as the foregoing provisions may be invoked to disclaim liability for damages arising under the Securities Act of 1933, the provisions are against public policy as expressed in the Securities Act of 1933 and are, therefore, unenforceable.

                   TRANSACTIONS INVOLVING OFFICERS, DIRECTORS
                           AND PRINCIPAL SHAREHOLDERS

Prior to this offering, we entered into transactions and business relationships with certain of our officers, directors and principal stockholders or their affiliates. We believe that all of the transactions were on terms no less favorable than we could have obtained from independent third parties. Any future transactions between us and our officers, directors or affiliates will be subject to approval by a majority of disinterested directors or stockholders in accordance with Florida law.

ACQUISITION OF ENERGY FACTORS, INC. In June 1998, Dynamic, Innovative's and Herbal's parent company, acquired Energy Factors, Inc., a corporation wholly-owned by U.S. Diversified Technologies, Inc., in return for 310,000 shares of Dynamic's Series A Convertible Preferred Stock, which is convertible into 310,000 shares of Dynamic's common stock. Shortly before the acquisition was consummated, Dynamic loaned $100,000 to Energy Factors, which was used as working capital. Paul A. Santostasi, Innovative's Vice Chairman of Business Development and one of its Directors, is also the President and owns approximately 30% of the issued and outstanding equity securities of U.S. Diversified. At the time of the acquisition, Dynamic entered into an employment agreement with Mr. Santostasi and granted to Mr. Santostasi an option to purchase 200,000 shares of Dynamic common stock at a purchase price of the greater of $9 per share or the price at which the common stock is offered under a public offering of Dynamic's common stock. The options vest over a period of three years, commencing on June 12, 1998.

EXCLUSIVE MANUFACTURING AGREEMENTS. In November 1999, Innovative entered into exclusive manufacturing agreements with Nutriceuticals.com Corporation and Java Sports.com Corporation, whereby Innovative agreed to manufacture for them all products which Innovative is capable of manufacturing.

We believe that the prices Innovative will charge these companies will be competitive and at no less favorable terms than those with non-affiliated third parties. Jugal K. Taneja, Innovative's Chairman, is a director of Nutriceuticals.com and Chairman of Java Sports.com.

                             PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of Company voting securities as of September 30, 1999, by (i) each person known by the Company to beneficially own 5% or more of the outstanding shares of voting securities, (ii) each director of the Company, (iii) the Named Executive Officer of the Company, and (iv) all directors and executive officers of the Company as a group. The information set forth in the table and accompanying footnotes has been furnished by the named beneficial owners. An asterisk denotes beneficial ownership of less than 1%. The Company's voting securities are its common stock.

As of September 30, 1999, Dynamic Health Products, Inc. held all of Innovative's outstanding shares. Nonetheless, Jugal Taneja and William LaGamba are listed as additional beneficial owners by virtue of their controlling interest in Dynamic, pursuant to which they may be deemed to have shared voting and investment power with respect to Dynamic, and may be deemed beneficial owners of the Company. Messrs. Jugal Taneja and William LaGamba disclaim such beneficial ownership, except as to their ownership of Dynamic.

                                                                       AMOUNT AND NATURE OF     PERCENT
        TITLE OF CLASS      NAME OF BENEFICIAL OWNER(1)               BENEFICIAL OWNERSHIP(2)   OF CLASS
        --------------      ---------------------------               -----------------------   --------
        Common Stock        Dynamic Health Products, Inc. ...........     2,000,000 (3)           66.7%
        Common Stock        Jugal K. Taneja (4) .....................     1,082,916 (5)           36.1%
        Common Stock        William L. LaGamba (6) ..................       243,000 (7)            8.1%
        Common Stock        All executive officers and directors as
                            a group (7 persons) .....................     1,314,386               43.8%

--------------
(1) Except as otherwise indicated, the address of each beneficial owner is c/o the Company at 6950 Bryan Dairy Road, Largo, FL 33777.

(2) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to the shares shown. Except where indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of voting securities shown as beneficially owned by them.

(3) Includes shares that may be deemed beneficially owned by Jugal K. Taneja and William LaGamba, as described in notes 4 and 5 below.

(4) By virtue of his positions as Chairman of the Board, as well as an 54.1% beneficial owner of Dynamic, Mr. Taneja may be deemed to have shared voting and investment power with respect to, and therefore may be deemed beneficial owner of, Dynamic's ownership of the Company, which beneficial ownership Mr. Taneja disclaims, except as to his 54.1% ownership of Dynamic.

(5) Includes 244,000 shares beneficially owned by Manju Taneja, Jugal K. Taneja's wife, 210,000 shares beneficially owned by Mihir K. Taneja, Jugal
     K. Taneja's son, and 210,000 shares beneficially owned by Mandeep Taneja, Jugal Taneja's other son, as to all of which Mr. Taneja exercises no investment or voting power and disclaims beneficial ownership. Also includes, 379,333 shares owned by Carnegie Capital, Ltd. and 39,627 shares owned by First Delhi Family Partnership, Ltd. Mr. Taneja is the general partner of Carnegie Capital, Ltd. and First Delhi Family Partnership, Ltd. As such, Mr. Taneja holds sole voting and investment power with respect to the shares held of record by Carnegie Capital and First Delhi Family Partnership, Ltd.

(6) By virtue of his position as a Director, as well as an 12.3% beneficial owner of Dynamic, Mr. LaGamba may be deemed to have shared voting and investment power with respect to, and therefore may be deemed beneficial owner of, Dynamic's ownership of the Company, which beneficial ownership Mr. LaGamba disclaims, except as to his 12.3% ownership of Dynamic.

(7) Includes 110,956 shares beneficially owned by Michele LaGamba, Mr. LaGamba's wife, as to which Mr. LaGamba exercises no investment or voting power and disclaims beneficial ownership. Also includes and 71,329 shares held by Mr. LaGamba as custodian for his minor children.

                          DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 24,000,000 shares of common stock, par value $.01 per share, of which 2,000,000 shares were issued and outstanding as of September 30, 1999, and 6,000,000 shares of "blank check" preferred stock, of which 150,000 have been authorized and issued as Series A preferred stock and are outstanding as of September 30, 1999.

COMMON STOCK

The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. The holders of common stock are entitled to receive dividends ratably, when, as and if declared by the Board of Directors, out of funds legally available therefor. In the event of a liquidation, dissolution or winding-up of the Company, the holders of common stock are entitled to share equally and ratably in all assets remaining available for distribution after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock.

The holders of shares of common stock, as such, have no conversion, preemptive, or other subscription rights and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are, and the shares of common stock offered by the Company hereby, when issued against the consideration set forth in this prospectus, will be, validly issued, fully-paid and nonassessable.

PREFERRED STOCK

GENERAL. Under the Company's Articles of Incorporation, the Board of Directors is authorized, subject to any limitations prescribed by the laws of the State of Florida, but without further action by the Company's shareholders, to provide for the issuance of up to 6,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. The Board of Directors may authorize and issue preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, for example in connection with a shareholder right's plan, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding stock of the Company.

As of September 30, 1999, the Board of Directors has issued 150,000 of the Company's preferred stock as Series A preferred stock and fixed the designations, powers, preferences and rights of the Series A preferred stock.

CLASS A PREFERRED STOCK. The Company has designated and is authorized to issue 150,000 shares of Class A voting preferred stock, par value $.01 per share, all of which are validly issued, fully paid nonassessable and outstanding as of the date of this Memorandum. Holders of the Class A preferred stock are entitled to an 8% cumulative quarterly dividend. Holders of the Class A preferred stock will vote together with the holders of common stock with respect to all matters as to which such shareholders vote, with each share of Class A preferred stock entitled to one vote. Upon liquidation, dissolution or winding-up of the Company, holders of Class A preferred stock will be paid an amount equal to $.01 per share of Class A preferred stock before any payment is made with respect to the common stock. The Company may not redeem the shares of Class A preferred stock in whole or in part.

OUTSTANDING WARRANTS AND OPTIONS

As of September 30, 1999 there were no outstanding warrants or options to purchase the Company's common stock.

    CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

The Company's Articles of Incorporation provide for a classified Board of Directors. The directors are divided into three classes, as nearly in number as possible. The directors are elected for three-year terms, which are staggered so that the terms of one-third of the directors expire each year. The Company's Bylaws provide that any vacancies on the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum. The Articles of Incorporation establish an advance notice procedures for both nominations of director candidates and introduction of business at shareholders' meetings and provide that special shareholder meetings may only be called by the Chairman of the Board of Directors pursuant to a resolution adopted by a majority of the entire Board or upon application of shareholders owning at least 35% of the stock entitled to vote at the special meeting. The Articles of Incorporation also require the affirmative vote of the holders of at least 75% of the voting power of the Company entitled to vote generally in the election of directors for any addition, change or deletion of certain provision.

The above-described provisions may have certain anti-takeover effects. Such provisions, in addition to the provisions described below and the possible issuance of preferred stock discussed above, may make it more difficult for other persons, without the approval of the Company's Board of Directors, to make a tender offer or acquisitions of substantial amounts of common stock or to launch other takeover attempts that a shareholder might consider in such shareholder's best interest, including attempts that might result in the payment of a premium over the market price of the common stock held by such shareholder.

CERTAIN PROVISIONS OF FLORIDA LAW

The Company is subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law, unless the corporation has elected to opt out of those provisions in its articles of incorporation or bylaws. The Company has not elected to opt out of those provisions. The Florida Business Corporation Act ("FBCA") prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors, or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power; (ii) one-third or more but less than a majority of such voting power; and (iii) more than a majority of such voting power.

The FBCA also contains an "affiliated transaction" provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder;
(ii) the interested shareholder has owned at least 80% of the corporation's outstanding voting shares for at least five years; or (iii) the transaction is approved by the holders of two-thirds of the corporation's voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation's outstanding voting shares.

TRANSFER AGENT AND REGISTRAR

Registrar and Transfer Company, in Cranford, New Jersey, serves as transfer agent and registrar for the Company's common stock.

                         SHARES ELIGIBLE FOR FUTURE SALE

SHARES OUTSTANDING AND FREELY TRADABLE AFTER OFFERING. Upon completion of this offering, the Company will have approximately 3,000,000 shares of common stock outstanding. The 1,000,000 shares to be sold by the Company in this offering will be freely tradable without restriction or limitation under the Securities Act, except for any such shares held by "affiliates" of the Company, as such term is defined under Rule 144 of the Securities Act, which shares will be subject to the resale limitations under Rule 144. All of the remaining 2,000,000 outstanding shares are "restricted securities" within the meaning of Rule 144 and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. All of these restricted shares of common stock will become eligible for resale under Rule 144 one year from the date that the securities offered herein are declared "effective" by the Securities & Exchange Commission. The Company's parent company, Dynamic, which owns an aggregate of 2,000,000 shares of common stock has agreed not to sell, directly or indirectly, any shares owned by them for a period of eighteen months after the date of the completion of this offering without the prior written consent of the representative. Upon the expiration of this eighteen month lock-up period (or earlier upon the consent of the representative), all of these shares will become eligible for sale subject to the restrictions of Rule 144.

         RULE 144. In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year, including an affiliate of the Company, would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of 1% of the then-outstanding shares of common stock (approximately 30,000 shares after this offering) and the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Commission, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about the Company are satisfied. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock. As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through the use of one or more intermediaries controls, or is controlled by, or is under common control with, such issuer. Under Rule 144(k), a holder of "restricted securities" who is not deemed an affiliate of the issuer and who has beneficially owned shares for at least two years would be entitled to sell shares under Rule 144(k) without regard to the limitations described above.

         FORM S-8 REGISTRATION OF OPTIONS. The Company intends to file a registration statement on Form S-8 covering the shares of common stock that have been reserved for issuance under its 1999 Stock Option Plan, which would permit the resale of such shares in the public market.

         EFFECT OF SUBSTANTIAL SALES ON MARKET PRICE OF COMMON STOCK. The Company is unable to estimate the number of shares that may be sold in the future by its existing shareholders or the effect, if any, that such sales will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock, or the prospect of such sales, could adversely affect the market price of the common stock.

                                  UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters named below, for whom Kashner Davidson Securities Corporation is acting as representative, have agreed to purchase from the Company, and the Company has agreed to sell to the underwriters, the number of shares of common stock set forth opposite each underwriter's name below, excluding shares set aside for options granted for over-allotments.

                                                                        NUMBER
       UNDERWRITERS                                                    OF SHARES
       ------------                                                    ---------

       Kashner Davidson Securities Corporation.....................    1,000,000
                                                                       ---------
       Total.......................................................    1,000,000
                                                                       =========

The underwriting agreement provides that the obligations of the several underwriters thereunder are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company's counsel and independent public accountants. The nature of the underwriters' obligation is such that they are committed to purchase and pay for all the shares of common stock if any are purchased.

The Company has been advised by the representative that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain securities dealers at such price less a concession not in excess of $[ ] per share. The underwriters may allow, and such selected dealers may reallow, a discount not in excess of $[ ] per share to certain brokers and dealers. After the public offering of the shares, the public offering price and other selling terms may be changed by the representative. No change in such terms shall change the amount of proceeds to be received by the Company as set forth on the cover page of this prospectus.

The Company's parent company, Dynamic, which owns an aggregate of 2,000,000 shares of common stock has agreed that it will not, without the prior written consent of Kashner Davidson Securities Corporation (which consent may be withheld in its sole discretion) and subject to certain limited exceptions, offer, pledge, sell, contract to sell, sell any option or contract to purchase, sell short, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or similar agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, for a period of eighteen months after the date of completion of this offering. Kashner Davidson Securities Corporation , on behalf of the underwriters, may, in its sole discretion and at anytime without notice, release all or any portion of the securities subject to these lock-up agreements. In addition the Company has agreed that, for a period of eighteen months after the date of completion of this offering, it will not, without the consent of Kashner Davidson Securities Corporation, make any offering, purchase, or sale or other disposition of any shares of common stock of the Company or other securities convertible into or exchangeable or exercisable for shares of common stock (or agreement for such) except for (i) the grant of options to purchase shares of common stock pursuant to the 1999 plan, (ii) shares of common stock issued pursuant to the exercise of options granted under such plan, (iii) and except for shares issued, options granted or shares purchased in connection with acquisitions, and (iv) pursuant to the exercise of warrants and options outstanding prior to the sale of the common stock in this offering. See "Management - Compensation Pursuant to Plans" and "Shares Eligible for Future Sale" for a description of shares issued pursuant to the exercise of options.

The Company has agreed to issue to the representative, warrants to purchase up to 100,000 shares of common stock at an exercise price per share equal to 120% of the initial public offering price of the shares in this offering. The exercise price of the representative's warrants has been determined by negotiations between the Company and the representative. The exercise price of the representative's warrants is one of the factors used by the National Association of Securities Dealers, Inc. under its Corporate Financing Rule to determine whether the total compensation paid to an underwriter and its associated and related persons for services in connection with a public offering is excessive. The sole factor considered by the Company and the representative in negotiating the exercise price of the representative's warrants in this offering was to select an amount that would not be considered excessive under the National Association of Securities Dealers, Inc.'s Corporate Financing Rule in light of the total compensation payable by the Company in connection with this offering. The representative's warrants will be exercisable for a period of five years after the date of this prospectus. The representative's warrants include a "net" exercise provision permitting the holders to pay the exercise price by cancellation of a number of shares with a fair market value equal to the exercise price of the representative's warrants. The holders of the representative's warrants will have no voting, dividend or other stockholder rights until the representative's warrants are exercised. In addition, the Company has granted certain rights to the holders of the representative's warrants to register the common stock underlying the representative's warrants under the Securities Act. The Company has agreed to pay the representative a non-accountable expense allowance of 3% of the total offering proceeds from the sale of shares of common stock by them, of which the Company has already paid $25,000.

The Company has agreed to retain Kashner Davidson Securities Corporation as a financial consultant for a period of thirty-six months to commence on the closing of this Offering, at a monthly fee of $3,000 all of which $108,000 shall be payable in advance on the closing of the Offering. Pursuant to this agreement, Kashner Davidson Securities Corporation will be obligated to provide general financial advisory services to the Company on an "as needed" basis with respect to possible future financing or acquisitions by the Company and related matters. The agreement does not require Kashner Davidson Securities Corporation to provide any minimum number of hours of consulting services to the Company.

The representative has advised the Company that it does not expect any sales of the shares of common stock offered hereby to be made to discretionary accounts controlled by the underwriters.

The Company's common stock has not been quoted or traded on any securities market prior to this offering. Accordingly, the Company is determining the price of the common stock in this offering in the same manner that the price of common stock offered in an initial public offering is determined - through consultation and negotiation with the representative of the underwriters. Among the factors to be considered in such negotiations are the preliminary demand for the common stock, the prevailing market and economic conditions, the Company's results of operations, estimates of the business potential and earnings prospects of the Company, the present state of the Company's business operations, an assessment of the Company's management, the number of shares of common stock being offered and the total number of shares to be outstanding upon completion of this offering, the price that purchasers might be expected to pay for the common stock given the nature of the Company and the general condition of the securities markets at the time of the offering, the consideration of these factors in relation to the market valuation of comparable companies in related businesses or whose operations are conducted in the same geographic area as those of the Company and the current condition of the markets in which the Company operates. There can be no assurance that an active trading market will develop for the common stock after this offering or that the common stock will trade in the public market subsequent to this offering at or above the initial public offering price.

Application has been made to list the common stock for quotation on the Nasdaq Small Cap Market under the symbol "IHPI."

The underwriting agreement provides that the Company will indemnify the underwriters and their controlling persons against certain liabilities under the Securities Act or will contribute to payments the underwriters and their controlling persons may be required to make in respect thereof. The Company is generally obligated to indemnify the underwriters and their respective controlling persons in connection with losses or claims arising out of any untrue statement of a material fact contained in this prospectus or in related documents filed with the Securities and Exchange Commission or with any state securities administrator or arising out of any omission to state in any of such documents any material fact required to be stated in such documents or necessary to make the statements made in such documents, in light of the circumstances under which they were made, not misleading. In addition, the Company is generally obligated to indemnify the underwriters and their respective controlling persons in connection with losses or claims arising out of any breach of any representation, warranty agreement or covenant of the Company contained in the underwriting agreement.

The foregoing is a summary of the principal terms of the underwriting agreement and the representative's warrants, it does not purport to be complete and is qualified in its entirety by reference to the form of underwriting agreement and the form of representative's warrant which have been filed as exhibits to the Company's registration statement of which this prospectus is a part.

                                  LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for the Company by Sichenzia, Ross & Friedman LLP, New York, New York.

                                     EXPERTS

The financial statements of the Company as of March 31, 1999 and for the year ended March 31, 1999 included in this prospectus have been audited by Grant Thornton LLP, independent public accountants, as stated in their report appearing herein and are so included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Company as of March 31, 1998 and for the year ended March 31, 1998 included in this prospectus have been audited by Kirkland, Russ, Murphy & Tapp, independent public accountants, as stated in their report appearing herein and are so included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith files reports, proxy or information statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices: Seven World Trade Center, New York, New York 10048, and Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.20549, at prescribed rates. In addition, the Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's website is http://www.sec.gov.

The Company has filed with the Commission, a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the common stock being offered hereby. As permitted by the rules and regulations of the Commission, this prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and the common stock offered hereby, reference is made to the registration statement, and such exhibits and schedules. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at the addresses set forth above, and copies of all or any part of the registration statement may be obtained from such offices upon payment of the fees prescribed by the Commission. In addition, the registration statement may be accessed at the Commission's website. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

                          INDEX TO FINANCIAL STATEMENTS

Unaudited pro forma combined financial statements......................F-2 - F-3

Report of Independent Certified Public Accountants.....................F-4 - F-5

Combined Balance Sheets - as of March 31, 1998 and 1999
     and as of September 30, 1999 (unaudited)................................F-6

Combined Statements of Operations - for each of the years ended
     March 31, 1998 and 1999 and for each of the six month periods ended September 30, 1998 and 1999 (unaudited)...........................F-7

Combined Statements of Shareholder's Equity (Deficit) - for each of the years ended March 31, 1998 and 1999 and for the six month period ended September 30, 1999 (unaudited).............................F-8

Combined Statements of Cash Flows - for each of the years ended
     March 31, 1998 and 1999 and for each of the six month periods ended September 30, 1998 and 1999 (unaudited)....................F-9 - F-10

     Notes to Combined Financial Statements..........................F-11 - F-24

INNOVATIVE HEALTH PRODUCTS, INC.
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
BASIS OF PRESENTATION

The following unaudited pro forma combined financial statement gives effect to the acquisition of the capital stock of Energy Factors, Inc. (which was subsequently renamed innovative Health products, Inc.) by Dynamic Health products, Inc.

A Pro Forma Combined Balance Sheet is not presented as the acquisition occurred prior to March 31, 1999. The Pro Forma Combined Statement of Operations for the fiscal year ended March 31, 1999 gives effect to the acquisition as if it had occurred as of april 1, 1998.

The pro forma adjustments are based on estimates, available information and certain assumptions that management deems appropriate. The pro forma financial data do not purport to represent what the financial position or results of operations would actually have been if such transactions had occurred on those dates and are not necessarily representative of the financial position or results of operations for any future period. The pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto included elsewhere in this prospectus. See "Risk Factors" included elsewhere herein.

                        INNOVATIVE HEALTH PRODUCTS, INC.
                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                        For the Year Ended March 31, 1999

                                            INNOVATIVE         ENERGY
                                             FOR THE           FACTORS
                                            YEAR ENDED      APRIL 1, 1998                                          INNOVATIVE
                                             MARCH 31,       TO JUNE 12,                          PRO FORMA        PRO FORMA
                                               1999              1998             TOTAL           ADJUSTMENT        COMBINED
                                           -----------       -----------       -----------       -----------      -----------
                                            (Audited)        (Unaudited)
Revenues                                   $ 5,040,054       $   658,565       $ 5,698,619       $        --      $ 5,698,619

Cost of sales                                3,519,041           562,026         4,081,067                --        4,081,067
                                           -----------       -----------       -----------       -----------      -----------

Gross profit                                 1,521,013            96,539         1,617,552                --        1,617,552

Selling, general and
  administrative expenses                    1,589,961           364,451         1,954,412           (40,267) (a)   1,914,145
                                           -----------       -----------       -----------       -----------      -----------

Operating loss                                 (68,948)         (267,912)         (336,860)           40,267         (296,593)

Other expense                                 (167,596)          (31,383)         (198,979)           12,500  (a)    (186,479)
                                           -----------       -----------       -----------       -----------      -----------

Loss before income taxes                      (236,544)         (299,295)         (535,839)           52,767         (483,072)

Income taxes                                        --                --                --                --               --
                                           -----------       -----------       -----------       -----------      -----------

Net loss                                   $  (236,544)      $  (299,295)      $  (535,839)      $    52,767      $  (483,072)
                                           ===========       ===========       ===========       ===========      ===========

Basic and diluted loss
  per share                                $      (.12)                                                           $      (.24)
                                           ===========                                                            ===========

Basic and diluted weighted
  number of common
  shares outstanding                        2,000,000                                                               2,000,000
                                            =========                                                             ===========

(a)      Adjustment reflects the following:

         Selling, general and  administrative expenses:
           Decrease in executive salaries and related payroll taxes through
           employment contracts and dismissals associated with Energy Factors                                     $   (47,970)


           Decrease in depreciation expense due to fair market value adjustments on assets  acquired
           associated with Energy Factors                                                                              (9,762)

           Increase in amortization of goodwill associated with Energy Factors                                         17,465
                                                                                                                  -----------
                                                                                                                  $   (40,267)
                                                                                                                  ===========

         Other expense:
           Decrease in interest expense associated with Energy Factors termination of factoring
           agreements on accounts receivable                                                                      $    12,500
                                                                                                                  ===========

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Innovative Health Products, Inc.

We have audited the accompanying combined balance sheet of Innovative Health Products, Inc. and Herbal Health Products, Inc. as of March 31, 1999 and the related combined statements of operations, shareholder's equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Innovative Health Products, Inc. and Herbal Health Products, Inc. as of March 31, 1999 and the combined results of operations and cash flows for the year ended March 31, 1999, in conformity with generally accepted accounting principles.

By: /s/ GRANT THORNTON LLP
--------------------------
Grant Thornton LLP

Tampa, Florida
October 14, 1999

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and
  Board of Directors
Nu-Wave Health products, Inc.

We have audited the accompanying balance sheet of Nu-Wave Health Products, Inc. (a wholly owned subsidiary of dynamic Health Products, Inc., formerly known as Direct Rx Healthcare, inc.) as of March 31, 1998 and the related statements of operations, shareholders' equity (deficit), and cash flows for the year ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nu-Wave Health Products, Inc. as of March 31, 1998 and the results of its operations and its cash flows for the year ended March 31, 1998, in conformity with generally accepted accounting principles.

BY: /s/ KIRKLAND, RUSS, MURPHY & TAPP
   ---------------------------------
Kirkland, Russ, Murphy & Tapp

Clearwater, Florida
November 1, 1999

        INNOVATIVE HEALTH PRODUCTS, INC. AND HERBAL HEALTH PRODUCTS, INC.
                             COMBINED BALANCE SHEETS

                                                                              MARCH 31,         MARCH 31,       SEPTEMBER 30,
                                                                                1998              1999              1999
                                                                             -----------       -----------       -----------
                                   ASSETS                                                                        (UNAUDITED)
Current assets:
  Cash                                                                       $   239,604       $    25,395       $   111,386
  Accounts receivable, net                                                       179,099           906,167           663,054
  Inventories                                                                    224,632         1,357,859         1,544,325
  Prepaid expenses and other current assets                                       20,492           108,011           138,726
  Due from affiliates, net                                                            --           128,806           251,090
                                                                             -----------       -----------       -----------
     Total current assets                                                        663,827         2,526,238         2,708,581

Property, plant and equipment, net                                               176,462         2,354,496           946,216

Intangible assets (primarily goodwill), net                                        8,223           920,556           969,583
Other assets                                                                      25,486            55,882            51,752
                                                                             -----------       -----------       -----------
     TOTAL ASSETS                                                            $   873,998       $ 5,857,172       $ 4,676,132
                                                                             ===========       ===========       ===========

  LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)

Current liabilities:
  Accounts payable                                                           $   331,715       $ 1,231,807       $ 1,329,874
  Accrued expenses                                                                72,397           167,143           109,323
  Credit line payable                                                                 --           949,139           810,811
  Obligations to related parties                                                      --            25,000           111,500
  Obligations to parent                                                          247,836         2,080,509           596,226
  Current portion of long-term obligations                                        28,927           369,508           201,059
                                                                             -----------       -----------       -----------
     Total current liabilities                                                   680,875         4,823,106         3,158,793

Long-term obligations, less current portion                                      258,974         1,336,461           524,260
                                                                             -----------       -----------       -----------
     TOTAL LIABILITIES                                                           939,849         6,159,567         3,683,053

Commitments and contingencies                                                         --                --                --

Shareholder's equity (deficit):
  Preferred stock, 8% cumulative, no par value,
    6,000,000 shares authorized, 0, 0, and 150,000
    issued and outstanding, at face value                                             --                --         1,500,000
  Common stock, $.01 par value; 24,000,000 shares
    authorized; 2,000,000 shares issued and outstanding                           20,000            20,000            20,000
  Additional paid-in capital                                                          --                --                --
  Accumulated deficit                                                            (85,851)         (322,395)         (526,921)
                                                                             -----------       -----------       -----------
          TOTAL SHAREHOLDER'S EQUITY (DEFICIT)                                   (65,851)         (302,395)          993,079
                                                                             -----------       -----------       -----------

          TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)               $   873,998       $ 5,857,172       $ 4,676,132
                                                                             ===========       ===========       ===========

            See accompanying notes to combined financial statements.

        INNOVATIVE HEALTH PRODUCTS, INC. AND HERBAL HEALTH PRODUCTS, INC.
                        COMBINED STATEMENTS OF OPERATIONS

                                                                                             SIX MONTHS ENDED
                                                       YEAR ENDED MARCH 31,                    SEPTEMBER 30,
                                                  -----------------------------       -----------------------------
                                                      1998              1999             1998               1999
                                                  -----------       -----------       -----------       -----------
                                                                                               (UNAUDITED)
REVENUES                                          $ 1,906,935       $ 5,040,054       $ 2,141,213       $ 3,062,656

COST OF GOODS SOLD                                  1,388,816         3,519,041         1,582,526         2,123,395
                                                  -----------       -----------       -----------       -----------

     GROSS PROFIT                                     518,119         1,521,013           558,687           939,261

SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES                                            468,578         1,589,961           518,407         1,089,651
                                                  -----------       -----------       -----------       -----------

OPERATING INCOME (LOSS) BEFORE OTHER
  INCOME (EXPENSE)                                     49,541           (68,948)           40,280          (150,390)

OTHER INCOME (EXPENSE):
  Other income and expenses, net                        5,026            85,813            88,069           120,375
  Interest expense                                     (4,592)         (253,409)          (99,337)         (174,511)
                                                  -----------       -----------       -----------       -----------
     TOTAL OTHER INCOME (EXPENSE)                         434          (167,596)          (11,268)          (54,136)
                                                  -----------       -----------       -----------       -----------

INCOME (LOSS) BEFORE INCOME TAXES                      49,975          (236,544)           29,012          (204,526)

INCOME TAXES                                               --                --                --                --
                                                  -----------       -----------       -----------       -----------

NET INCOME (LOSS) AVAILABLE TO COMMON
  SHAREHOLDERS                                    $    49,975       $  (236,544)      $    29,012       $  (204,526)
                                                  ===========       ===========       ===========       ===========

BASIC AND DILUTED INCOME (LOSS) PER SHARE         $       .02       $      (.12)      $       .01       $      (.10)
                                                  ===========       ===========       ===========       ===========

BASIC AND DILUTED WEIGHTED NUMBER OF
  COMMON SHARES OUTSTANDING                         2,000,000         2,000,000         2,000,000         2,000,000
                                                  ===========       ===========       ===========       ===========

            See accompanying notes to combined financial statements.

        INNOVATIVE HEALTH PRODUCTS, INC. AND HERBAL HEALTH PRODUCTS, INC.
              COMBINED STATEMENTS OF SHAREHOLDER'S EQUITY (DEFICIT)

                                                                                                                       TOTAL
                                                                                         ADDITIONAL                SHAREHOLDER'S
                                              PREFERRED STOCK           COMMON STOCK      PAID-IN    ACCUMULATED      EQUITY
                                             SHARES     DOLLARS      SHARES    DOLLARS    CAPITAL      DEFICIT       (DEFICIT)
                                           ----------- ----------- ----------- -------- -----------  -----------   -----------
BALANCES AT MARCH 31, 1997                          -- $        --   2,000,000 $ 20,000 $        --  $  (135,826)  $  (115,826)
Net income                                          --          --          --       --          --       49,975        49,975
                                           ----------- ----------- ----------- -------- -----------  -----------   -----------

BALANCES AT MARCH 31, 1998                          --          --   2,000,000   20,000          --      (85,851)      (65,851)
Net loss                                            --          --          --       --          --     (236,544)     (236,544)
                                           ----------- ----------- ----------- -------- -----------  -----------   -----------

BALANCES AT MARCH 31, 1999                          --          --   2,000,000   20,000          --     (322,395)     (302,395)
Conversion of obligations to parent to
  preferred stock (unaudited)                  150,000   1,500,000          --       --          --           --     1,500,000
Net loss (unaudited)                                --          --          --       --          --     (204,526)     (204,526)
                                           ----------- ----------- ----------- -------- -----------  -----------   -----------

BALANCES AT SEPTEMBER 30, 1999 (UNAUDITED)     150,000 $ 1,500,000   2,000,000 $ 20,000 $        --  $  (526,921)  $   993,079
                                           =========== =========== =========== ======== ===========  ===========   ===========

            See accompanying notes to combined financial statements.

        INNOVATIVE HEALTH PRODUCTS, INC. AND HERBAL HEALTH PRODUCTS, INC.
                        COMBINED STATEMENTS OF CASH FLOWS

                                                                                                       SIX MONTHS ENDED
                                                                    YEAR ENDED MARCH 31,                  SEPTEMBER 30,
                                                                 ----------------------------      ----------------------------
                                                                    1998             1999             1998             1999
                                                                 -----------      -----------      -----------      -----------
                                                                                                           (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                              $    49,975      $  (236,544)     $    29,012      $  (204,526)
  Adjustments to reconcile net income (loss) to net
    cash from operating activities:
      Depreciation and amortization                                   32,614          229,233           74,815          129,674
      Gain on involuntary conversion of property                          --          (81,192)         (81,192)              --
      Changes in operating assets and liabilities
        (exclusive of effect of business acquisitions):
          Accounts receivable                                        (64,415)        (708,513)        (432,215)         243,113
          Inventories                                               (116,586)        (494,275)         (52,095)        (186,466)
          Other assets                                               (13,199)         (31,070)          33,779          (69,614)
          Prepaid expenses and other current assets                   (5,064)         (16,157)          84,581          (30,715)
          Accounts payable                                           142,897          (89,561)        (456,241)          98,067
          Accrued expenses                                                --          (42,500)          13,092          (20,770)
                                                                 -----------      -----------      -----------      -----------
               NET CASH PROVIDED BY (USED IN)
                  OPERATING ACTIVITIES                                26,222       (1,470,579)        (786,464)         (41,237)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment                                (37,147)        (174,772)          (6,503)        (144,996)
  Proceeds from involuntary conversion of property                        --           99,100           99,100               --
                                                                 -----------      -----------      -----------      -----------
               NET CASH PROVIDED BY (USED IN)
                 INVESTING ACTIVITIES                                (37,147)         (75,672)          92,597         (144,996)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net change in revolving line of credit agreement                        --          949,139               --         (138,328)
  Proceeds from issuance of long-term obligations                    240,200          638,419               --               --
  Payments of long-term obligations                                  (21,567)        (838,180)        (136,327)        (224,676)
  Proceeds from issuance of related party obligations                     --               --               --           86,500
  Increase in obligations to/from parent and affiliates, net              --          582,664          591,271          548,728
                                                                 -----------      -----------      -----------      -----------
               NET CASH PROVIDED BY FINANCING
                  ACTIVITIES                                         218,633        1,332,042          454,944          272,224
                                                                 -----------      -----------      -----------      -----------

NET INCREASE (DECREASE) IN CASH                                      207,708         (214,209)        (238,923)          85,991

CASH AT BEGINNING OF PERIOD                                           31,896          239,604          239,604           25,395
                                                                 -----------      -----------      -----------      -----------

CASH AT END OF PERIOD                                            $   239,604      $    25,395      $       681      $   111,386
                                                                 ===========      ===========      ===========      ===========

            See accompanying notes to combined financial statements.

        INNOVATIVE HEALTH PRODUCTS, INC. AND HERBAL HEALTH PRODUCTS, INC.
                  COMBINED STATEMENTS OF CASH FLOWS - CONTINUED

                                                                                  SIX MONTHS ENDED
                                                       YEAR ENDED MARCH 31,         SEPTEMBER 30,
                                                      ---------------------     ---------------------
                                                        1998         1999         1998         1999
                                                      --------     --------     --------     --------
                                                                                     (UNAUDITED)
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest            $  9,036     $250,956     $ 78,863     $143,884
  Cash paid during the period for income taxes        $     --     $     --     $     --     $     --

During the fiscal year ended March 31, 1998, the Company incurred $63,635 of capital lease obligations for the purchase of equipment.

During the fiscal year ended March 31, 1999, Dynamic acquired Energy Factors and certain assets of Gerald Schmoling, which resulted in the recording on the books of the Company of approximately $3.0 million of tangible assets, approximately $900,000 of goodwill, approximately $3.0 million of liabilities and approximately $900,000 of obligations to Dynamic.

In September 1999, the Company transferred approximately $1.5 million of land and building to its parent. In conjunction with the property transfer, approximately $484,000 of the Company's obligations to its parent were extinguished (see Note 14).

In September 1999, the company issued 150,000 shares of its preferred stock to its parent in conversion of $1,500,000 of the Company's obligations to its parent.



            See accompanying notes to combined financial statements.

        INNOVATIVE HEALTH PRODUCTS, INC. AND HERBAL HEALTH PRODUCTS, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1999
                   AND SEPTEMBER 30, 1998 AND 1999 (UNAUDITED)

NOTE 1 - BACKGROUND INFORMATION

Innovative Health Products, Inc. ("Innovative") is combined with Herbal Health Products, Inc. ("Herbal"), both of which are wholly owned subsidiaries of Dynamic Health products, Inc. ("Dynamic" or the "parent"). In June 1998, Dynamic acquired Energy Factors, Inc. which was then renamed Innovative Health products, Inc. at which time the manufacturing operations of Dynamic, formerly Nu-Wave Health Products, Inc. ("NuWave"), were transferred to the Company. Subsequent to June 1998, Dynamic became a holding company and maintained the records of the corporation.

As a result, the operations of NuWave are included in the financial statements through June 1998, at which time they were merged into the operations of Innovative. Subsequent to June 1998, the financial statements represent the operations of Innovative and those of Herbal after Dynamic's December 1998 formation of Herbal and Herbal's acquisition of certain assets and liabilities of Dr. Gerald Schmoling.

Innovative creates, manufactures, develops, packages and distributes a wide variety of proprietary and private label non-prescription medications, nutritional supplements and health and beauty care products. Innovative's primary business is the contract manufacture of products for others throughout the United States. The channels of distribution for the products it manufactures for others include health food, drug, convenience and mass market stores, and direct marketing and catalog sales.

Herbal develops, markets and distributes health supplements for pets, horses and people. The channels of distribution for the products it sells include direct marketing and mail order to veterinary clinics, feed stores, animal boarding facilities, and health food, drug, and convenience stores.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.   PRINCIPLES OF COMBINATION

The financial statements include the accounts of NuWave through June 1998 and Dynamic's wholly owned subsidiaries, Innovative Health Products, Inc. and Herbal Health Products, Inc. (together, the "Company"). Significant intercompany balances and transactions have been eliminated in the combination.

b.   RESTATEMENT

Unless otherwise noted, all information has been adjusted to retroactively reflect the Company's common stock split to 2,000,000 shares issued and outstanding.

c.   CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

        INNOVATIVE HEALTH PRODUCTS, INC. AND HERBAL HEALTH PRODUCTS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS - CONTINUED
                             MARCH 31, 1998 AND 1999
                   AND SEPTEMBER 30, 1998 AND 1999 (UNAUDITED)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

d.   INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

e.   PROPERTY, PLANT AND EQUIPMENT

Depreciation is provided for using the straight-line method, in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives (asset categories range from three to seven years). Leasehold improvements are amortized using the straight-line method over the lives of the respective leases or the service lives of the improvements, whichever is shorter. Leased equipment under capital leases is amortized using the straight-line method over the lives of the respective leases or over the service lives of the assets for those leases that substantially transfer ownership. Accelerated methods are used for tax depreciation.

f.   INTANGIBLE ASSETS

Intangible assets consist primarily of the excess of cost over the net assets acquired relating to the acquisitions (see Note 3). The excess of cost over net assets acquired (goodwill) is amortized over a 20-year period, using the straight-line method. Amortization expense totaled $3,367, $44,739, $18,637 and $24,717 for the years ended March 31, 1998 and 1999 and the six months ended September 30, 1998 and 1999, respectively. Accumulated amortization totaled approximately $9,000, $45,000 and $69,000 at March 31, 1998 and 1999 and
September 30, 1999, respectively.

g.   IMPAIRMENT OF ASSETS

In accordance with the provisions of Statement of Financial Accounting Standards No. 121 (SFAS 121), ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, the Company's policy is to evaluate whether there has been a permanent impairment in the value of long-lived assets, certain identifiable intangibles and goodwill when certain events have taken place that indicate that the remaining balance may not be recoverable. When factors indicate that the intangible assets should be evaluated for possible impairment, the Company uses an estimate of related undiscounted cash flows. Factors considered in the valuation include current operating results, trends and anticipated undiscounted future cash flows. There have been no impairment losses for the fiscal years 1998 or 1999 or for the six month period ended September 30, 1999.

        INNOVATIVE HEALTH PRODUCTS, INC. AND HERBAL HEALTH PRODUCTS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS - CONTINUED
                             MARCH 31, 1998 AND 1999
                   AND SEPTEMBER 30, 1998 AND 1999 (UNAUDITED)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

h.   INCOME TAXES

The Company utilizes the guidance provided by Statement of Financial Accounting Standards No. 109 (SFAS 109), ACCOUNTING FOR INCOME TAXES. Under the liability method specified by SFAS 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. The Company is part of the parent company, Dynamic Health Products, Inc.'s consolidated group tax return; accordingly, the deferred taxes as described in Note 8, reflect that portion of the consolidated group attributable to the Company.

i.   EARNINGS PER COMMON SHARE

Earnings per share are computed using the basic and diluted calculations on the face of the statement of operations. Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period, adjusted for the dilutive effect of common stock equivalents, using the treasury stock method. There were no potentially dilutive instruments outstanding for all periods presented.

j.   USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at March 31, 1998 and 1999 and September 30, 1999, as well as the reported amounts of revenues and expenses for the periods then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

k.   REVENUE RECOGNITION

Revenues are recognized for the Company when the merchandise is shipped to the customer.

l.   ADVERTISING COSTS

The Company charges advertising costs to expense as incurred. Advertising expense was $1,500, $29,600, $2,100 and $37,500 for the years ended March 31, 1998 and 1999 and the six months ended September 30, 1998 and 1999, respectively.

        INNOVATIVE HEALTH PRODUCTS, INC. AND HERBAL HEALTH PRODUCTS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS - CONTINUED
                             MARCH 31, 1998 AND 1999
                   AND SEPTEMBER 30, 1998 AND 1999 (UNAUDITED)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

m.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company, in estimating its fair value disclosures for financial instruments, uses the following methods and assumptions:

         CASH, ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND ACCRUED EXPENSES: The carrying amounts reported in the balance sheet for cash, accounts receivable, accounts payable and accrued expenses approximate their fair value due to their relatively short maturity.

         LONG-TERM OBLIGATIONS: The fair value of the Company's fixed-rate long-term obligations is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. At March 31, 1998 and 1999 and September 30, 1999, the fair value of the Company's long-term obligations approximated its carrying value.

         CREDIT LINE PAYABLE: The carrying amount of the Company's credit line payable approximates fair market value since the interest rate on these instruments changes with market interest rates.

n.   OBLIGATIONS TO PARENT

Obligations to the parent arise primarily as Dynamic's available cash is advanced to the Company for purposes of consolidated cash management. The Company repays Dynamic's cash advances, as Dynamic requires funds for operations.

A management fee is charged to the Company by Dynamic, which represents the Company's portion of corporate general and administrative expenses.

o.   UNAUDITED FINANCIAL STATEMENTS

The unaudited financial statements and the related notes thereto for September 30, 1998 and 1999 include all normal and recurring adjustments which, in the opinion of management, are necessary for a fair presentation and are prepared on the same basis as audited annual statements. The interim results are not necessarily indicative of the results that may be expected for the full year.

p.   RECLASSIFICATIONS

Certain reclassifications have been made to the financial statements for the years ended March 31, 1998 and 1999 to conform to the presentation at September 30, 1999.

        INNOVATIVE HEALTH PRODUCTS, INC. AND HERBAL HEALTH PRODUCTS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS - CONTINUED
                             MARCH 31, 1998 AND 1999
                   AND SEPTEMBER 30, 1998 AND 1999 (UNAUDITED)

NOTE 3 - ACQUISITIONS AND MERGERS


On June 12, 1998, Energy Factors, Inc., a wholly-owned subsidiary of U.S. Diversified Technologies, Inc. was acquired by an exchange of its capital stock for 310,000 shares of Series A Convertible Preferred Stock of Dynamic representing a fair market value of approximately $775,000. The Preferred Stock valuation of $2.50 per share is based on several factors, including prices of recent common stock issuances of Dynamic. The acquisition was accounted for under the purchase method of accounting and has been recorded on the books of the Company. Management has determined that the goodwill of approximately $881,000 associated with this transaction will be amortized over a 20-year life. Subsequent to the acquisition, Energy Factors, Inc. changed its name to Innovative Health products, Inc. The results of operations of Innovative have been reflected in the Company's results of operations beginning immediately subsequent to the acquisition date of June 12, 1998.

The aggregate purchase price of $775,000 was allocated as follows:

           Inventory                                                $  575,000
           Property, plant and equipment                             2,167,000
           Other assets                                                 82,000
           Goodwill                                                    881,000
                                                                    ----------
                                                                     3,705,000
           Less: liabilities assumed                                (2,930,000)
                                                                    ----------

                                                                    $  775,000
                                                                    ==========

The following pro forma information has been derived from the historical financial statements of Innovative and such information has been adjusted to give effect to the acquisition of Energy Factors, assuming that the acquisition of Energy Factors occurred on April 1, 1997. The unaudited pro forma financial information is not necessarily indicative of the results which would actually have occurred had the transaction been in effect on the dates and for the periods indicated or which may result in the future.

                                                    YEARS ENDED MARCH 31,
                                               ------------------------------
                                                  1998                1999
                                               ----------          ----------
           Revenues                            $7,661,000          $5,699,000
           Operating loss                      $ (286,000)         $ (297,000)
           Net loss                            $ (316,000)         $ (483,000)
           Net loss per common share           $    (0.16)         $    (0.24)

On December 29, 1998, Herbal Health Products, Inc. was formed. Herbal acquired approximately $160,000 of the assets of Dr. Gerald Schmoling and assumed approximately $120,000 of the liabilities of Dr. Gerald Schmoling in return for approximately $18,000 and 32,243 shares of common stock of the Dynamic valued at $80,608. The acquisition was accounted for under the purchase method of accounting and resulted in goodwill of approximately $60,000. The results of operations of Herbal have been reflected in the Company's results of operations beginning immediately subsequent to the acquisition by Dynamic on December 29, 1998. Pro forma information for Herbal is not provided due to its immateriality.

        INNOVATIVE HEALTH PRODUCTS, INC. AND HERBAL HEALTH PRODUCTS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS - CONTINUED
                             MARCH 31, 1998 AND 1999
                   AND SEPTEMBER 30, 1998 AND 1999 (UNAUDITED)

NOTE 4 - ACCOUNTS RECEIVABLE, net

Accounts receivable, net, consist of the following:

                                                                 MARCH 31,
                                                       -----------------------------     SEPTEMBER 30,
                                                           1998              1999             1999
                                                       -----------       -----------     -------------
                                                                                          (Unaudited)
            Trade accounts receivable                  $   207,599       $ 1,007,925       $ 770,408
            Less allowance for doubtful accounts           (28,500)         (101,758)       (107,354)
                                                       -----------       -----------       ---------

                                                       $   179,099       $   906,167       $ 663,054
                                                       ===========       ===========       =========

NOTE 5 - INVENTORIES

Inventories consist of the following:

                                                                 MARCH 31,
                                                       -----------------------------     SEPTEMBER 30,
                                                           1998              1999             1999
                                                       -----------       -----------     -------------
                                                                                          (Unaudited)
                Raw materials                          $156,247         $  737,625         $1,258,537
                Work in process                          56,048            180,838            158,925
                Finished goods                           12,337            439,396            126,863
                                                       --------         ----------         ----------

                                                       $224,632         $1,357,859         $1,544,325
                                                       ========         ==========         ==========


NOTE 6 - PROPERTY, PLANT AND EQUIPMENT, net

Property, plant and equipment, net, consist of the following:

                                                                 MARCH 31,
                                                       -----------------------------     SEPTEMBER 30,
                                                           1998              1999             1999
                                                       -----------       -----------     -------------
                                                                                          (Unaudited)
           Land and building                           $       --        $1,421,460        $       --
           Machinery and equipment                        196,784         1,005,931         1,045,077
           Furniture, fixtures and equipment               14,998           126,880           138,613
           Vehicles                                            --            14,293            14,293
           Leasehold improvements                          13,766            19,514            19,514
                                                       ----------        ----------        ----------
                                                          225,548         2,588,078         1,217,497
           Less accumulated depreciation and
             amortization                                 (49,086)         (233,582)         (271,281)
                                                       ----------        ----------        ----------

                                                       $  176,462        $2,354,496        $  946,216
                                                       ==========        ==========        ==========

        INNOVATIVE HEALTH PRODUCTS, INC. AND HERBAL HEALTH PRODUCTS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS - CONTINUED
                             MARCH 31, 1998 AND 1999
                   AND SEPTEMBER 30, 1998 AND 1999 (UNAUDITED)

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT, net - (CONTINUED)

Depreciation and leasehold amortization expense totaled $29,271, $184,494, $56,178 and $104,957 for the years ended March 31, 1998 and 1999 and the six months ended September 30, 1998 and 1999.

See Note 14 for discussion of the land and building transfer.

NOTE 7 - RELATED PARTY TRANSACTIONS

For the fiscal year ended March 31, 1999 and for the six months ended September 30, 1998 and 1999, revenues of approximately $297,000, $82,000 and $211,000, respectively, were recorded from sales by the Company to other companies owned by Dynamic.

In August and September 1999, the Company borrowed a total of $86,500 from the Chairman of the Company. The notes bear interest at 10% per annum and interest totaled $728 for the six months ended September 30, 1999. The notes have since been repaid.

In June 1998, the Company assumed a $25,000 note payable to the Company's Vice Chairman of Business Development, associated with the June 12, 1998 Energy Factors acquisition. The note bears interest at 10.8% per annum and interest totaled $229 for the year ended March 31, 1999 and $1,583 for the six months ended September 30, 1999. The note is to be repaid in 24 equal monthly payments beginning September 1, 1999.

Due from affiliates represents balances owed the Company, predominantly from Dynamic Life, Inc., a wholly owned subsidiary of the parent, for products manufactured by the Company for Dynamic Life, Inc. The receivables have no maturity date and are non-interest bearing.

The Company has agreed to lease its facilities in Largo, Florida for a ten year term from the parent at approximately $192,000 annually (see Note 9).

A management fee is charged to the Company by the parent, which represents the Company's portion of corporate general and administrative expenses.

        INNOVATIVE HEALTH PRODUCTS, INC. AND HERBAL HEALTH PRODUCTS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS - CONTINUED
                             MARCH 31, 1998 AND 1999
                   AND SEPTEMBER 30, 1998 AND 1999 (UNAUDITED)

NOTE 8 - INCOME TAXES

Income taxes for the years ended March 31, 1998 and 1999 and the six months ended September 30, 1998 and 1999 differ from the amounts computed by applying the effective U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

                                                                    YEAR ENDED                SIX MONTHS ENDED
                                                                     MARCH 31,                   SEPTEMBER 30,
                                                              -----------------------       -----------------------
                                                                1998           1999           1998           1999
                                                              --------       --------       --------       --------
           Computed tax expense at the
              statutory rate                                  $ 17,000       $(80,000)      $ 10,000       $(69,000)
            Increase (decrease) in taxes resulting from:
                State income taxes, net of federal
                  tax benefit                                    2,000         (8,000)         1,000         (7,000)
                Effect of permanent differences,
                  principally non-deductible
                  goodwill                                          --         16,000          6,000         10,000
                Utilization of net operating loss
                  carryforwards                                (19,000)       (12,000)       (12,000)            --
            Change in valuation allowance                           --         84,000         (5,000)        66,000
                                                              --------       --------       --------       --------

            Income tax expense                                $     --       $     --       $     --       $     --
                                                              ========       ========       ========       ========

Temporary differences that give rise to deferred tax assets and liabilities are as follows:

                                                            MARCH 31,             SEPTEMBER 30,
                                                    -------------------------     -------------
                                                       1998            1999            1999
                                                    ---------       ---------       ---------
                                                                                   (Unaudited)
           Deferred tax assets:
              Bad debts                             $  11,000       $  38,000       $  40,000
              Inventories                               1,000           1,000           1,000
              Accrued vacation                             --           3,000           4,000
              Deposits                                     --          31,000          11,000
              Net operating loss carryforwards         13,000         315,000         398,000
                                                    ---------       ---------       ---------
            Gross deferred tax assets                  25,000         388,000         454,000

            Less:  valuation allowance                (14,000)        (86,000)       (152,000)
                                                    ---------       ---------       ---------

                                                    $  11,000       $ 302,000       $ 302,000
                                                    =========       =========       =========
            Deferred tax liabilities:
              Fixed asset basis differences         $  11,000       $ 302,000       $ 302,000
                                                    =========       =========       =========

        INNOVATIVE HEALTH PRODUCTS, INC. AND HERBAL HEALTH PRODUCTS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS - CONTINUED
                             MARCH 31, 1998 AND 1999
                   AND SEPTEMBER 30, 1998 AND 1999 (UNAUDITED)

NOTE 8 - INCOME TAXES - (CONTINUED)

At March 31, 1999, the Company has tax net operating loss carryforwards of approximately $840,000, to offset future taxable income. The tax net operating loss carryforwards begin to expire in 2009. Realization of any portion of the deferred tax assets is uncertain. Accordingly, a valuation allowance has been established for the full amount of the deferred tax asset.

The Company acquired tax operating loss carryforwards of approximately $650,000 in conjunction with the acquisitions. The use of pre-acquisition losses is subject to limitations imposed by the Internal Revenue Code. As a result, their tax operating loss carryforwards were assigned a fair value of $-0- at acquisition and are not included in the Company's net operating loss carryforwards.

Other consolidated tax group members may utilize the net operating losses (other than the acquired losses) of the Company.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company has operating leases for facilities and certain machinery and equipment that expire at various dates through 2009. Certain leases provide an option to extend the lease term. Certain leases provide for payment by the Company of any increases in property taxes, insurance, and common area maintenance over a base amount and others provide for payment of all property taxes and insurance by the Company.

Future minimum lease payments, by year and in aggregate under non-cancelable operating leases, consist of the following at March 31, 1999:

           YEAR ENDING MARCH 31,
           ---------------------
                    2000                                 $  226,770
                    2001                                    290,815
                    2002                                    223,080
                    2003                                    223,080
                    2004                                    217,900
                    Thereafter                            1,056,000
                                                         ----------
           Total minimum lease payments                  $2,237,645
                                                         ==========

In conjunction with the transfer of the land and building (see note 14), the Company agreed to lease the building for a ten year term at approximately $192,000 annually. The lease provides for an annual cost-of-living increase. Management considers these lease terms to be comparable to those of unrelated third parties. The future minimum lease payments as of March 31, 1999 have been adjusted to reflect this commitment.

        INNOVATIVE HEALTH PRODUCTS, INC. AND HERBAL HEALTH PRODUCTS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS - CONTINUED
                             MARCH 31, 1998 AND 1999
                   AND SEPTEMBER 30, 1998 AND 1999 (UNAUDITED)

NOTE 9 - COMMITMENTS AND CONTINGENCIES - (CONTINUED)

Total rent expense for the years ended March 31, 1998 and 1999 and the six months ended September 30, 1998 and 1999 was approximately $93,000, $80,000, $43,000 and $50,000, respectively.

LITIGATION

The Company is, from time to time, involved in litigation relating to claims arising out of its operations in the ordinary course of business. The Company believes that none of the claims that were outstanding as of March 31, 1999 and September 30, 1999 would have a material adverse impact on its financial condition, results of operations, or cash flows.

YEAR 2000 ISSUE

The Year 2000 issue relates to limitations in computer systems and applications that may prevent proper recognition of the Year 2000. The potential effect of the Year 2000 issue on the Company will not be fully determinable until the Year 2000 and thereafter. The Company is in the process of completing the installation of a new financial accounting software package and replaced or updated all of the hardware associated with the operations that could have had a material effect due to the Year 2000 issue. The Company is currently requesting that all suppliers supply certification statements that comply with the Year 2000 requirements. If the Year 2000 modifications are not properly completed either by the Company, Dynamic or entities with which the Company conducts business, the Company's revenues and financial condition could be adversely impacted.

NOTE 10 - LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:

                                                                            MARCH 31,
                                                                   ----------------------------         SEPTEMBER 30,
                                                                     1998               1999                 1999
                                                                   --------           ---------         -------------
                                                                                                         (Unaudited)
           Notes payable collateralized by real
           property, due in monthly principal
           payments of $12,256 plus interest at a rate
           of 12% through October 2002, requiring a
           balloon payment due October 2002.                       $     --           $ 839,276           $      --

           Note payable collateralized by certain
           equipment, due in monthly principal
           payments of $8,192 plus interest through
           February 2004, interest rate at prime
           (7.75% at March 31, 1999) plus 2.25%.                         --             483,328             434,194

        INNOVATIVE HEALTH PRODUCTS, INC. AND HERBAL HEALTH PRODUCTS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS - CONTINUED
                             MARCH 31, 1998 AND 1999
                   AND SEPTEMBER 30, 1998 AND 1999 (UNAUDITED)

NOTE 10 - LONG-TERM OBLIGATIONS - (CONTINUED)

                                                                            MARCH 31,
                                                                   ----------------------------        SEPTEMBER 30,
                                                                     1998               1999               1999
                                                                   --------           ---------        -------------
                                                                                                        (Unaudited)
           Capitalized lease obligations for
           equipment, due in monthly principal and
           interest payments of approximately
           $7,499 through 2004.                                      54,314             198,080             138,107

           Unsecured 10% notes payable due at April 30, 1999        225,000                  --                  --

           Other                                                      8,587             185,285             153,018
                                                                   --------          ----------         -----------
                                                                    287,901           1,705,969             725,319
           Less current maturities                                  (28,927)           (369,508)           (201,059)
                                                                   --------          ----------         -----------

                                                                   $258,974          $1,336,461           $ 524,260
                                                                   ========          ==========           =========

At March 31, 1999, aggregate maturities of long-term obligations are as follows:

           YEAR ENDING MARCH 31,
           ---------------------
                    2000                                              $  369,508
                    2001                                                 233,061
                    2002                                                 206,655
                    2003                                                 789,477
                    2004                                                 107,268
                                                                      ----------

                                                                      $1,705,969
                                                                      ==========

NOTE 11 - CREDIT LINE PAYABLE

In February 1999, the Company established a $2 million revolving credit facility scheduled to mature in February 2002. The credit available to the Company is based on a percentage of eligible accounts receivable and inventory. A portion of the proceeds from the line of credit was funded in the form of a 60-month term loan for approximately $491,000 (see Note 10). The credit available to the Company under this line was approximately $949,000 and $810,000 at March 31, 1999 and September 30, 1999. The facility imposes no financial covenants. Minimum borrowing under the agreement is $1,000,000. The agreement places limitations on disposition of assets and debt funding to transactions within the normal course of business and restricts the payment of dividends to any shareholder of record of any class of Company stock during the term of the agreement. All borrowings accrue interest at prime (7.75% at March 31, 1999) plus 2.25% and are secured by all assets of the company. At March 31, 1999 and September 30, 1999, the Company had borrowed approximately $949,000 and $810,000, respectively, under this facility.

        INNOVATIVE HEALTH PRODUCTS, INC. AND HERBAL HEALTH PRODUCTS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS - CONTINUED
                             MARCH 31, 1998 AND 1999
                   AND SEPTEMBER 30, 1998 AND 1999 (UNAUDITED)

NOTE 11 - CREDIT LINE PAYABLE - (CONTINUED)

The credit line payable is included with current liabilities instead of long-term liabilities, as management believes that this presentation better reflects the utility of the current assets as the source of repayment for the credit lines payable.

NOTE 12 - CONCENTRATION OF CREDIT RISK

Concentrations of credit risk with respect to trade accounts receivable are limited due to the distribution of sales over a large customer base as of March 31, 1999 and September 30, 1999. For the year ended March 31, 1999, three customers represented approximately 32% of revenues derived from the Company's operations. For the year ended March 31, 1998, four customers represented approximately 67% of revenues derived from the Company's operations.

The Company has no concentration of customers within specific geographic areas outside the United States that would give rise to significant geographic credit risk.

NOTE 13 - SHAREHOLDER'S EQUITY

COMMON STOCK

As of September 30, 1999, the number of outstanding Common Stock shares have been adjusted to 2,000,000 shares at $.01 par value per share, to reflect the stock split. Subject to preferences that might be applicable to any Preferred Stock, the holders of the Common Stock are entitled to receive dividends when, as, and if declared from time to time by the Board of Directors out of funds legally available therefor. Under the terms of the Company's current credit facility, the Company is precluded from paying dividends. In the event of liquidation, dissolution, or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities subject to prior distribution rights of any Preferred Stock then outstanding. The Common Stock has no preemptive or conversion rights and is not subject to call or assessment by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock.

        INNOVATIVE HEALTH PRODUCTS, INC. AND HERBAL HEALTH PRODUCTS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS - CONTINUED
                             MARCH 31, 1998 AND 1999
                   AND SEPTEMBER 30, 1998 AND 1999 (UNAUDITED)

NOTE 13 - SHAREHOLDER'S EQUITY - (CONTINUED)

PREFERRED STOCK

The Company is authorized to issue 6,000,000 shares of Preferred Stock, no par value per share, and issued 150,000 shares of Preferred Stock to its parent in exchange for $1,500,000 of obligations due to its parent. The Board of Directors has the authority, without any further vote or action by the Company's shareholders, to issue Preferred Stock in one or more series and to fix the number of shares, designations, relative rights (including voting rights), preferences, and limitations of those series to the full extent now or hereafter permitted by Florida law. The Company believes that this power to issue Preferred Stock will provide flexibility in connection with possible corporate transactions. The issuance of Preferred Stock, however, could adversely affect the voting power of holders of Common Stock and restrict their rights to receive payments upon liquidation and could have the effect of delaying, deferring, or preventing a change in control of the Company.

STOCK OPTION PLAN

On September 30, 1999, the Company adopted a Company Stock Option Plan, which provides for the grant to employees of incentive or non-qualified options to purchase up to 500,000 shares of Common Stock. The exercise price represents the estimated fair value of the Company's Common Stock at the time of the grant or the proposed public offering price, whichever is greater, as approved by the Board of Directors. All outstanding options vest upon the change in control of the Company. Options granted under the Plan expire not later than ten years after the date granted or sooner in the event of death, disability, retirement or termination of employment.

THE NON-EMPLOYEE PLAN

The Non-Employee Plan provides for the grant of nonqualified stock options to purchase up to 100,000 shares of Common Stock to members of the Board of Directors who are not employees of the Company. As of the date of these financial statements, such members held no options under the Non-Employee Plan. Upon the completion of the offering, each non-employee director will be granted options to purchase 4,000 shares of Common Stock for each full remaining year of the director's term at the offering price. Thereafter, on the date on which a new non-employee director is first elected or appointed he will automatically be granted options to purchase 4,000 shares of Common Stock for each year of his initial term. Each non-employee director will be granted options to purchase 4,000 shares of Common Stock for each year of any subsequent term to which he is elected. All options become exercisable ratably over the director's term and have an exercise price equal to the fair market value of the Common Stock on the date of grant.

        INNOVATIVE HEALTH PRODUCTS, INC. AND HERBAL HEALTH PRODUCTS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS - CONTINUED
                             MARCH 31, 1998 AND 1999
                   AND SEPTEMBER 30, 1998 AND 1999 (UNAUDITED)

NOTE 14 - SUBSEQUENT EVENTS (UNAUDITED)

In September 1999, the Company transferred land and building to its parent company at net book value, which approximated market value. In conjunction with the transfer, the parent satisfied all outstanding mortgages on the property and reduced the Company's obligation to the parent by approximately $430,000, which represented the difference between the net book value and amounts outstanding under the then existing mortgages. Additionally, the Company agreed to lease the property from the parent for $192,000 annually, subject to annual inflationary adjustments, for a period of ten years.

In December 1999, the Company established a $500,000 revolving line of credit with First Community Bank of America, to provide additional working capital for the Company. The note is secured by a guarantee in the form of a Third Party Pledge Agreement in favor of First Community Bank of America from the parent, which is secured by the parent's $500,000 Certificate of Deposit with First Community Bank of America. The line of credit bears interest initially at 6.5% per annum. The interest rate on the line of credit varies and may change as often as daily, and will be 2.1% over the rate paid on the Certificate of Deposit which serves as collateral for this line of credit. Interest is payable monthly and principal is due on November 10, 2000.

                                1,000,000 SHARES

                                  COMMON STOCK


                    [INNOVATIVE HEALTH PRODUCTS, INC. LOGO]


                                    --------

                                   PROSPECTUS

                                    --------



                     KASHNER DAVIDSON SECURITIES CORPORATION


                 THE DATE OF THIS PROSPECTUS IS ________________

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Florida Business Corporation Act (the "Florida Act") permits a Florida corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances. The Company's Articles of Incorporation provide that the Company shall indemnify directors and executive officers to the fullest extent now or hereafter permitted by the Florida Act. In addition, the Company has entered into Indemnification Agreements with its directors and executive officers in which the Company has agreed to indemnify such persons to the fullest extent now or hereafter permitted by the Florida Act, including in circumstances in which indemnification and advancement of expenses are discretionary under the Florida Act. The indemnification provided by the Florida Act and the Company's Articles of Incorporation is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances which an officer or director may be required to bear the economic burden of the foregoing liabilities and expense. The Company intends to obtain a liability insurance policy for its directors and officers as permitted by the Florida Act, which may extend to, among other things, liability arising under the Securities Act of 1933, as amended.

       The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for the underwriters' indemnification of the company and its directors and officers for certain liabilities arising under the Securities Act or otherwise.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities offered hereby.

     SEC registration fee........................................   $  2,472.42
     NASD registration fee.......................................       1390.00
     Nasdaq SmallCap Market listing fee..........................     15,000.00
     Boston Stock Exchange listing fee...........................      7,500.00
     Printing and engraving......................................     55,000.00
     Accountants' fees and expenses..............................     60,000.00
     Legal fees..................................................    100,000.00
     Transfer agent's and warrant agent's fees and expenses......      5,000.00
     Blue Sky fees and expenses..................................     50,000.00
     Underwriter's non-accountable expense allowance.............    195,000.00
     Underwriter's consulting agreement..........................    108,000.00
     Miscellaneous...............................................     40,638.58
                                                                   ------------
                         Total...................................  $ 640,000.00

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

         The Company has not issued or sold any of its securities other than the 2,000,000 shares sold to its parent company, Dynamic Health Products, Inc. No underwriters were involved in the transaction and there were no underwriting discounts or commissions paid in connection therewith.

ITEM 27.   EXHIBITS

EXHIBIT
NUMBER        DESCRIPTION

  1.1      Form of Underwriting Agreement
  3.1      Articles of Incorporation of the Company
  3.2      Bylaws of the Company
  4.1      Specimen Stock Certificate of the Company *
  4.2      Form of Underwriters' Warrant *
  4.3      Form of Consulting Agreement with Underwriter
  5.1      Opinion of Sichenzia, Ross & Friedman *
 10.1      Form of Indemnification Agreement with officers and directors *
 10.2      Form of 1999 Stock Option Plan *
 10.3      Form of Employment Agreement with Paul A. Santostasi *
 10.4      Form of Employment Agreement with Kotha S. Sekharam, Ph.D. *
 10.5      Form of Employment Agreement with Mihir K. Taneja *
 10.6      Lease of Company's Facility at 6950 Bryan Dairy Road, Largo, Florida
             33777 *
 21.1      List of Subsidiaries *
 23.1      Consent of Grant Thornton, LLP, the Company's Independent Auditors
 23.2      Consent of Kirkland, Russ, Murphy & Tapp, the Company's Independent
             Auditors
 23.2      Consent of Sichenzia, Ross & Friedman (included in Exhibit 5.1) *

           * To be filed by amendment.


ITEM 28. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) To file a post-effective amendment to this Registration Statement during any period in which offers or sales are being made:

       (i) to include any Prospectus required by Section 10(a)(3) of the Securities Act;

       (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post- effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) ((S)230.424(b) of this Chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

       (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement of any material change to such information in the Registration Statement.

(2) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

(3) To provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

(4) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That, insofar as indemnification for liabilities arising from the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(6) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                                   SIGNATURES

         Pursuant to the requirements of the Act, the Company certifies that it has reasonable grounds to believe that it meets all of the requirement for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Florida on December 15, 1999.

INNOVATIVE HEALTH PRODUCTS, INC.

By:  /s/ KOTHA S. SEKHARAM, PH.D., PRESIDENT
     ---------------------------------------
         Kotha S. Sekharam, Ph.D., President


                                POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Jugal K. Taneja and Kotha S. Sekharam, or either of them, his true and lawful attorney-in-fact and agent, acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, any Amendments thereto and any Registration Statement of the same offering which is effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent, each acting alone, full powers and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intends and purposes as he might or could do in person, hereby ratifying and confirming all said attorney-in-fact and agent, acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act, this Registration Statement has been signed below by the following persons on behalf of the Company in the capacities and on the dates indicated.

              SIGNATURE                                   CAPACITY                                  DATE
              ---------                                   --------                                  ----
/s/ JUGAL K. TANEJA                         Chairman of the Board and Director,               December 15, 1999
------------------------------------        Innovative Health Products, Inc.
Jugal K. Taneja

/s/ KOTHA S. SEKHARAM                       President and Director                            December 15, 1999
------------------------------------        Innovative Health Products, Inc.
Kotha S. Sekharam

/s/ PAUL A. SANTOSTASI                      Vice Chairman, Business Development               December 15, 1999
------------------------------------        Innovative Health Products, Inc.
Paul A. Santostasi

/s/ CAROL DORE-FALCONE                      Vice President and Chief Financial Officer        December 15, 1999
------------------------------------        (principal financial and accounting officer),
Carol Dore-Falcone                          Innovative Health Products, Inc.

/s/ MIHIR K. TANEJA                         Vice President, Marketing and Secretary           December 15, 1999
------------------------------------        Innovative Health Products, Inc.
Mihir K. Taneja

/s/ WILLIAM L. LAGAMBA                      Director                                          December 15, 1999
-------------------------------------       Innovative Health Products, Inc.
William L. LaGamba

/s/ RAKESH K. SHARMA, M.D.                  Director                                          December 15, 1999
------------------------------------        Innovative Health Products, Inc.
Rakesh K. Sharma, M.D.


                                 EXHIBIT INDEX

EXHIBIT
NUMBER        DESCRIPTION
-------       -----------
  1.1      Form of Underwriting Agreement
  3.1      Articles of Incorporation of the Company
  3.2      Bylaws of the Company
  4.1      Specimen Stock Certificate of the Company *
  4.2      Form of Underwriters' Warrant *
  4.3      Form of Consulting Agreement with Underwriter
  5.1      Opinion of Sichenzia, Ross & Friedman *
 10.1      Form of Indemnification Agreement with officers and directors *
 10.2      Form of 1999 Stock Option Plan *
 10.3      Form of Employment Agreement with Paul A. Santostasi *
 10.4      Form of Employment Agreement with Kotha S. Sekharam, Ph.D. *
 10.5      Form of Employment Agreement with Mihir K. Taneja *
 10.6      Lease of Company's Facility at 6950 Bryan Dairy Road, Largo, Florida
             33777 *
 21.1      List of Subsidiaries *
 23.1      Consent of Grant Thornton, LLP, the Company's Independent Auditors
 23.2      Consent of Kirkland, Russ, Murphy & Tapp, the Company's Independent
             Auditors
 23.2      Consent of Sichenzia, Ross & Friedman (included in Exhibit 5.1) *

           * To be filed by amendment.